Exhibit 2.1

Execution Version

AGREEMENT AND PLAN OF MERGER

among

SUNTORY HOLDINGS LIMITED,

SUS MERGER SUB LIMITED

and

BEAM INC.

Dated as of January 12, 2014

ii

Annex I	Defined Terms
Exhibit A	Form of Certificate of Incorporation of the Surviving Corporation

iii

AGREEMENT AND PLAN OF MERGER, dated as of January 12, 2014 (this “Agreement”), by and among Suntory Holdings Limited, a Japanese corporation (“Parent”), SUS Merger Sub Limited, a Delaware corporation and a wholly-owned Subsidiary of Parent (“Sub”), and Beam Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Annex I, and other capitalized terms used in this Agreement are defined in the Sections where such terms first appear.

RECITALS

WHEREAS, the respective boards of directors of Parent, Sub and the Company have each approved the acquisition of the Company by Parent on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, upon the terms and subject to the conditions set forth in this Agreement, Sub will be merged with and into the Company (the “Merger” and together with the other transactions contemplated by this Agreement, the “Transactions”) in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), whereby each issued and outstanding share (each, a “Share” and collectively, the “Shares”) of common stock, par value $3.125 per share, of the Company (the “Company Common Stock”), other than Dissenting Shares and Shares owned by Parent, Sub, the Company or any of their respective wholly-owned Subsidiaries, will be converted into the right to receive $83.50 in cash, without interest (such amount, the “Merger Consideration”);

WHEREAS, the board of directors of Parent has determined that this Agreement and the Transactions are advisable and in the best interests of Parent and has approved this Agreement and the Transactions;

WHEREAS, the board of directors of Sub has (a) determined that this Agreement and the Transactions are in the best interests of Sub and its sole stockholder, (b) adopted and declared advisable this Agreement and the consummation by Sub of the Transactions and (c) on the terms and subject to the conditions set forth in this Agreement, resolved to recommend that the sole stockholder of Sub adopt this Agreement;

WHEREAS, Parent, as sole stockholder of Sub, shall adopt this Agreement immediately following the execution of this Agreement;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Parent has made available to the Company a copy of the Debt Commitment Letter (as defined below) as executed and delivered to Parent by the financial institution party thereto;

WHEREAS, the board of directors of the Company has (a) determined that this Agreement and the Transactions are in the best interests of the Company and its stockholders, (b) adopted and declared advisable this Agreement and the consummation by the Company of the Transactions, on the terms and subject to the conditions set forth in this Agreement and (c) subject to Section 5.03, resolved to recommend that the stockholders of the Company adopt this Agreement; and

WHEREAS, each of Parent, Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Transactions and also to prescribe various conditions to the Transactions.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties and covenants and subject to the conditions set forth in this Agreement, and intending to be legally bound hereby, the parties hereby agree as follows:

ARTICLE I

THE MERGER

Section 1.01 The Merger. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, Sub shall be merged with and into the Company, whereupon the separate existence of Sub shall cease, and the Company shall continue as the surviving corporation (the “Surviving Corporation”) and shall succeed to and assume all the rights and obligations of Sub and the Company in accordance with Section 259 of the DGCL.

Section 1.02 Closing. The closing of the Merger (the “Closing”) will take place (a) at 10:00 a.m. (U.S. Central time) on the fifth (5th) Business Day following the satisfaction, or, if permissible, waiver by the party entitled to the benefit thereof, of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to their satisfaction, or, if permissible, waiver by the party entitled to the benefit thereof, at the Closing) or (b) at another time or date agreed to in writing by the parties. The Closing will take place at the offices of Sidley Austin LLP, One South Dearborn, Chicago, Illinois 60603 or at another place agreed to in writing by the parties.

Section 1.03 Effective Time. Concurrently with the Closing, the Company shall file a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware in such form as required by, and executed in accordance with, the applicable provisions of the DGCL. The Merger shall become effective on the date and time at which the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other date and time as is agreed between the parties and specified in the Certificate of Merger (such date and time, the “Effective Time”).

Section 1.04 Organizational Documents, Directors and Officers of the Surviving Corporation.

(a) Organizational Documents. At the Effective Time and by virtue of the Merger, (i) the Company Charter, as in effect immediately prior to the Effective Time, shall be amended and restated to read in its entirety as set forth in Exhibit A, and as so amended and restated shall be the certificate of incorporation of the Surviving Corporation, and (ii) the Company By-laws shall be amended and restated in their entirety to read as the bylaws of Sub, as in effect immediately prior to the Effective Time, and as so amended and restated, shall be the by-laws of the Surviving Corporation (except that references to the name of Sub shall be replaced by references to the name of the Surviving Corporation), in each case until thereafter amended in accordance with applicable Law and the applicable provisions of the certificate of incorporation and by-laws of the Surviving Corporation.

(b) Directors. The board of directors of the Surviving Corporation effective as of, and immediately following, the Effective Time shall consist of the members of the board of directors of Sub immediately prior to the Effective Time, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

(c) Officers. As of and immediately following the Effective Time, the officers of the Company shall be the officers of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and by-laws of the Surviving Corporation.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK

Section 2.01 Conversion of Securities.

(a) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Sub, the Company or the holders of any capital stock of the Company or Sub:

(i) Conversion of Company Common Stock. Each Share issued and outstanding immediately prior to the Effective Time, other than Shares to be cancelled in accordance with Section 2.01(a)(ii) and other than Dissenting Shares, shall automatically be converted into the right to receive the Merger Consideration, and all of such Shares shall cease to be outstanding, shall cease to exist, and each certificate representing a Share (a “Certificate”) or non-certificated Share represented by book-entry (“Book-Entry Shares”) that formerly represented any of the Shares (other than Shares to be cancelled in accordance with Section 2.01(a)(ii) and other than Dissenting Shares) shall thereafter be cancelled and cease to have any rights with respect thereto, except the right to receive the Merger Consideration without interest thereon, in each case subject to Section 2.01(b) and Section 2.05.

(ii) Cancellation of Company-Owned Shares and Parent-Owned Shares. All Shares that are held in the treasury of the Company or owned of record by any wholly-owned Company Subsidiary and all Shares owned of record by Parent or any of its wholly-owned Subsidiaries shall be cancelled and shall cease to exist, with no payment being made with respect thereto.

(iii) Capital Stock of Sub. Each issued and outstanding share of capital stock of Sub shall be automatically converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation.

(b) Merger Consideration Adjustment. Notwithstanding anything in this Agreement to the contrary, if, from the date of this Agreement until the Effective Time, the number of outstanding Shares shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment or other similar transaction, or a stock dividend or stock distribution thereon shall be declared with a record date within said period, the Merger Consideration shall be appropriately adjusted to provide the holders of Shares the same economic effect as contemplated by this Agreement prior to such event; provided, however, that (i) in no event shall the aggregate amount payable by Parent pursuant to Section 2.02 after giving effect to any such event exceed the amount that would have been payable pursuant to Section 2.02 had such event not occurred and (ii) nothing in this Section 2.01 shall permit the Company to take any action with respect to its securities that is expressly prohibited by the terms of this Agreement.

Section 2.02 Exchange of Certificates; Payment for Shares.

(a) Paying Agent. Prior to the Effective Time, Parent shall designate Wells Fargo Bank, National Association or another U.S.-based nationally recognized financial institution reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the holders of Shares to receive the funds to which such holders shall become entitled pursuant to this Section 2.02. Without limiting the generality of Section 5.02(b), at or promptly following the Closing, but in any event prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Paying Agent, in immediately available funds, a cash amount equal to the Aggregate Common Stock Consideration (the “Exchange Fund”). The Exchange Fund shall be for the benefit of the holders of Shares that are entitled to receive the Merger Consideration pursuant to this Section 2.02. For purposes of determining the aggregate amount to be so deposited, Parent shall assume that no stockholder of the Company shall perfect any right to appraisal of such stockholder’s Shares. In the event the Exchange Fund shall be insufficient to make the payments contemplated by this Section 2.02, Parent shall promptly deposit, or cause to be deposited, additional funds with the Paying Agent in an amount sufficient to make such payments. Funds made available to the Paying Agent shall be invested by the Paying Agent, as directed by Parent, in short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the United States of America with maturities of no more than thirty (30) days or in commercial paper obligations rated P1 or A-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, pending payment thereof by the Paying Agent to the holders of Shares pursuant to this Section 2.02; provided, that no investment of such deposited funds shall relieve Parent, the Surviving Corporation or the Paying Agent from promptly making the payments required by this Section 2.02, and following any losses from any such investment, Parent shall promptly provide additional funds to the Paying Agent, for the benefit of the holders of Shares, in the amount of such losses (but only to the extent such losses result in the Exchange Fund being less than the amounts that remain payable to the holders of Shares under this Section 2.02), which additional funds will be held and disbursed in the same manner as funds initially deposited with the Paying Agent to make the payments contemplated by this Section 2.02. Any interest or income produced by such investments will be payable to Sub or Parent, as Parent directs. Parent shall direct the Paying Agent to hold the Exchange Fund for the benefit of the former holders of Shares and to make payments from the Exchange Fund in accordance with this Section 2.02. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to this Section 2.02, except as expressly provided for in this Agreement.

(b) Procedures for Surrender. As promptly as practicable after the Effective Time (but in no event later than the third Business Day following the Effective Time), Parent shall cause the Paying Agent to mail to each holder of record of a Certificate whose Shares were converted into the right to receive the Merger Consideration pursuant to this Agreement: (i) a customary letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificate shall pass, only upon delivery of the Certificate (or affidavit of loss in lieu thereof in accordance with Section 2.02(e) to the Paying Agent) and shall otherwise be in such form and have such other provisions as Parent may reasonably specify after consultation with the Company and (ii) instructions for effecting the surrender of the Certificate in exchange for payment of the Merger Consideration. Upon surrender of a Certificate (or affidavit of loss in lieu thereof in accordance with Section 2.02(e)) for cancellation to the Paying Agent, and upon delivery of such letter of transmittal, duly executed and in proper form, with respect to such Certificate, and such other documentation as may be reasonably required by the Paying Agent, the holder of such Certificate shall be entitled to receive in exchange therefor the portion of the Aggregate Common Stock Consideration into which the Shares formerly represented by such Certificate were converted pursuant to Section 2.01 (less any required Tax withholdings as provided in Section 2.05), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, payment may be made and the Merger Consideration may be issued to a person other than the person in whose name the Certificate so surrendered is registered, if such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer, and the person requesting such payment shall pay to the Paying Agent any transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a person other than the registered holder of the Certificate so surrendered or shall establish to the reasonable satisfaction of the Paying Agent that such Taxes either have been paid or are not required to be paid and shall deliver such other documentation as may be reasonably required by the Paying Agent. Payment of the Merger Consideration with respect to Book-Entry Shares shall only be made to the person in whose name such Book-Entry Shares are registered and shall be made promptly following the Effective Time without any action on the part of the person in whose name such Book-Entry Shares are registered. No interest shall be paid or accrue on any portion of the Merger Consideration payable upon surrender of any Certificate (or affidavit of loss in lieu thereof in accordance with Section 2.02(e)) or Book-Entry Share.

(c) Transfer Books; No Further Ownership Rights in Shares. As of the Effective Time, the stock transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of Shares on the records of the Company. The Merger Consideration paid in accordance with the terms of this Article II upon surrender of any Shares shall be deemed to have been paid in full satisfaction of all rights pertaining to such Shares. From and after the Effective Time, the holders of Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided for in this Agreement or by applicable Law. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be cancelled and exchanged as provided in this Agreement.

(d) Termination of Exchange Fund; Abandoned Property; No Liability. At any time following the first anniversary of the Effective Time, Parent shall be entitled to require the Paying Agent to deliver to it or the Surviving Corporation any portion of the Exchange Fund (including any interest received with respect thereto) not disbursed to holders of Shares, and thereafter such holders shall be entitled to look only to Parent or the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the Merger Consideration payable upon due surrender of their Shares and compliance with the procedures set forth in Section 2.02(b), without interest. Notwithstanding the foregoing, (i) none of Parent, the Surviving Corporation or the Paying Agent shall be liable to any holder of a Share for Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law and (ii) if any Shares shall not have been properly surrendered five years after the Effective Time (or, if earlier, immediately prior to the date on which the aggregate Merger Consideration in respect thereof would otherwise escheat to or become the property of any Governmental Entity), any such payment with respect to such Shares shall, to the extent permitted by applicable Law, become the property of Parent, free and clear of all claims or interest of any person previously entitled thereto or any other holder of the Shares.

(e) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit (in form and substance reasonably acceptable to Parent) of that fact by the person claiming such Certificate to be lost, stolen or destroyed, the Paying Agent or the Surviving Corporation, as applicable, shall, subject to the other provisions of this Article II, issue in exchange for such lost, stolen or destroyed Certificate the portion of the Aggregate Common Stock Consideration into which the Shares formerly represented by such Certificate were converted pursuant to Section 2.01(a)(i); provided, however, that Parent may, in its reasonable discretion and as a condition precedent to the payment of such Merger Consideration, require the owner of such lost, stolen or destroyed Certificate to provide a bond in a customary amount.

Section 2.03 Treatment of Company Options, RSUs, DSUs, Performance Awards and Equity Plans.

(a) Treatment of Company Options. Prior to the Effective Time, the Company’s board of directors (or, if appropriate, any committee thereof) shall adopt appropriate resolutions to provide that, immediately prior to the Effective Time, each outstanding option to purchase Shares granted under a Company Stock Plan (the “Company Options”) shall vest in full (or, with respect to any Company Option granted after the date hereof, in accordance with Section 5.01(b) of the Company Disclosure Letter) and be cancelled and, in exchange therefor, each holder of any such cancelled Company Option shall be entitled to receive, in consideration of the cancellation of such Company Option and in settlement therefor, a payment in cash of an amount equal to the product of (i) the vested portion of the total number of Shares subject to such cancelled Company Option and (ii) the excess, if any, of (A) the Merger Consideration over (B) the exercise price per Share subject to such cancelled Company Option, without interest (such amounts payable hereunder, the “Option Payments”); provided, however, that (i) any such Company Option with respect to which the exercise price per Share subject thereto is equal to or greater than the Merger Consideration shall be cancelled in exchange for no consideration and (ii) such Option Payments may be reduced by the amount of any required Tax withholdings as provided in Section 2.05. The Option Payments shall be paid out in accordance with Section 2.03(h). From and after the Effective Time, no Company Option shall be exercisable, and each Company Option shall only entitle the holder thereof to the payment provided for in this Section 2.03(a).

(b) Treatment of Restricted Stock Units. Prior to the Effective Time, the Company’s board of directors (or, if appropriate, any committee thereof) shall adopt appropriate resolutions to provide that, immediately prior to the Effective Time, each outstanding award of restricted stock units (“RSUs”) with respect to Shares (each, an “RSU Award”) granted pursuant to a Company Stock Plan shall vest in full (or, with respect to any RSU Award granted after the date hereof, in accordance with Section 5.01(b) of the Company Disclosure Letter) and be cancelled and, in exchange therefor, each holder of any such cancelled RSU Award shall be entitled to receive, in consideration of the cancellation of such RSU Award and in settlement therefor, a payment in cash of an amount equal to the sum of (A) the product of (i) the Merger Consideration multiplied by (ii) the vested portion of the number of RSUs subject to such RSU Award and (B) all dividend equivalents accrued with respect to such underlying vested RSUs to the extent such dividend equivalents are required by the terms and conditions set forth in the applicable award agreement for such RSUs as in effect prior to the date hereof, without interest (such amounts payable hereunder, the “RSU Payments”) (less any required Tax withholdings as provided in Section 2.05). The RSU Payments shall be paid out in accordance with Section 2.03(h).

(c) Treatment of Deferred Stock Units. Prior to the Effective Time, the Company’s board of directors (or, if appropriate, any committee thereof) shall adopt appropriate resolutions to provide that, immediately prior to the Effective Time, each outstanding award of deferred stock units (“DSUs”) with respect to Shares (each, a “DSU Award”) granted pursuant to a Company Stock Plan shall be cancelled and, in exchange therefor, each holder of any such cancelled DSU Award shall be entitled to receive, in consideration of the cancellation of such DSU Award and in settlement therefor, and subject to Section 409A of the Code, a payment in cash of an amount equal to the sum of (A) the product of (i) the Merger Consideration multiplied by (ii) the number of DSUs subject to such DSU Award and (B) all dividend equivalents accrued with respect to such DSUs to the extent such dividend equivalents are required by the terms and conditions set forth in the applicable award agreement for such DSUs as in effect prior to the date hereof, without interest (such amounts payable hereunder, the “DSU Payments”) (less any required Tax withholdings as provided in Section 2.05). The DSU Payments shall be paid out in accordance with Section 2.03(h).

(d) Treatment of Performance Awards. Prior to the Effective Time, the Company’s board of directors (or, if appropriate, any committee thereof) shall adopt appropriate resolutions to provide that immediately prior to the Effective Time, each outstanding performance-based award with respect to Shares (each, a “Performance Award”) become vested on a prorated basis (or, with respect to any Performance Award granted after the date hereof, in accordance with Section 5.01(b) of the Company Disclosure Letter), determined in accordance with the terms of the applicable Company Stock Plan and award agreement, and paid out in accordance with Section 2.03(h). For purposes of determining the number of Shares earned pursuant to any pending performance period under such Performance Award, the Company’s board of directors (or, if appropriate, any committee thereof) shall determine that the applicable performance goals shall be deemed to have been satisfied at 100% of the target level of performance. Each Performance Award shall be cancelled as of immediately prior to the Effective Time and, in exchange therefor, the holder of such cancelled Performance Award shall be entitled to receive, in consideration of the cancellation of such Performance Award and in settlement therefor, an amount in cash equal to the sum of (1) the product of (a) the Merger Consideration and (b) the number of performance shares earned or deemed to have been earned in accordance with this Section 2.03(d) or Section 5.01(b) of the Company Disclosure Letter (if applicable) and (2) all dividend equivalents accrued with respect to such prorated number of performance shares subject to such Performance Award to the extent such dividend equivalents are required by the terms and conditions set forth in the applicable award agreement for such Performance Awards as in effect prior to the date hereof, without interest (such amounts payable hereunder, the “Performance Award Payments”) (less any required Tax withholdings as provided in Section 2.05), and each Performance Award that does not vest in accordance with the foregoing shall be cancelled for no consideration.

(e) Alternative Treatment. Notwithstanding anything in this Agreement to the contrary, to the extent as may be agreed to by Parent, on the one hand, and any holder of Company Options, RSUs, or Performance Awards, on the other hand, such Company Options, RSUs, or Performance Awards, as applicable, shall not be cancelled and settled as set forth in this Section 2.03, but shall instead be treated in the manner agreed to in writing by Parent and such holder. Parent shall promptly inform the Company of the existence and terms of any such agreements.

(f) Company Stock Purchase Plan. Promptly after the date of this Agreement, the Company shall take all necessary and appropriate action such that (i) following the closing of any Offering Period (as defined in the Company Stock Purchase Plan) that is in effect on or after the date of this Agreement and prior to the Effective Time no new Offering Period under the Company Stock Purchase Plan shall commence after such closing, (ii) each participant in the Offering Period currently in effect shall not increase his or her payroll deductions or purchase elections from those immediately in effect prior to the date of this Agreement, (iii) if, with respect to any Offering Period in effect on the date of this Agreement, the Effective Time occurs prior to the Purchase Date (as defined in the Company Stock Purchase Plan) for such Offering Period, upon the Effective Time, each purchase right under the Company Stock Purchase Plan outstanding immediately prior to the Effective Time shall be used to purchase from the Company whole and fractional Shares (subject to the provisions of the Company Stock Purchase Plan regarding the maximum number and value of Shares purchasable per participant) at the applicable price determined under the terms of the Company Stock Purchase Plan and subject to the limitations set forth in clause (ii) of this Section 2.03(f), for the then outstanding Offering Period using such date as the final Purchase Date for such Offering Period, and any remaining accumulated but unused payroll deductions shall be distributed to the relevant participants without interest as promptly as practicable following the Effective Time and (iv) the Company Stock Purchase Plan is terminated at or prior to the Effective Time.

(g) Termination of Company Stock Plans. As of the Effective Time, the Company shall have taken all commercially reasonable actions to effectuate the provisions of this Section 2.03 and to terminate all Company Stock Plans and to ensure that all Company Options, RSUs, DSUs, Performance Awards or other rights with respect to Shares which have been granted or issued by the Company (or promised to be issued pursuant to Contracts or offer letters pursuant to which the Company or any Company Subsidiary is bound) are cancelled as of the Effective Time without any payment or other consideration therefor, other than the cash payments required by this Section 2.03, and no further Company Options, RSUs, DSUs, Performance Awards or other rights with respect to Shares shall be granted thereunder. The Company shall provide Parent with drafts of, and a reasonable opportunity to comment on, all material written materials required or prepared pursuant to this Section 2.03.

(h) Parent Funding. At the Effective Time, Parent shall deposit with the Surviving Corporation cash in the amount necessary to make the payments required under this Section 2.03, and Parent shall cause the Surviving Corporation to make the payments required under this Section 2.03 within three (3) Business Days after the Effective Time. Parent shall cause the Surviving Corporation to pay through the Payroll Agent the applicable Option Payments, RSU Payments, DSU Payments and Performance Award Payments, if any, to the holders of Company Options, RSUs, DSUs and Performance Awards, in each case, subject to Section 2.05.

Section 2.04 Dissenting Shares. Notwithstanding anything in this Agreement to the contrary, any issued and outstanding Shares held by a person (a “Dissenting Stockholder”) who is entitled to appraisal rights under Section 262 of the DGCL and has complied with all the provisions of the DGCL concerning the right of holders of Shares to require appraisal of such Shares (“Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration as described in Section 2.01(a)(i), but shall become the right to receive the fair value of such Shares pursuant to the procedures set forth in Section 262 of the DGCL. If such Dissenting Stockholder effectively withdraws such Dissenting Stockholder’s demand for appraisal or fails to perfect or otherwise loses such Dissenting Stockholder’s right of appraisal with respect to such Shares, in any case pursuant to the DGCL, such Shares shall be deemed to be converted as of the Effective Time into the right to receive the Merger Consideration for each such Share, without interest and subject to Section 2.05, and such Shares shall not be deemed to be Dissenting Shares. The Company shall give Parent prompt notice of any demands for appraisal of Shares received by the Company, withdrawals of such demands and any other instruments served on the Company pursuant to Section 262 of the DGCL, and Parent shall have the right to participate in and direct all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent, make or offer to make any payment with respect to, or settle or offer to settle, any such demands.

Section 2.05 Withholding Rights. Each of Parent, the Surviving Corporation and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement in respect of the Shares, Company Options, RSU Awards, DSU Awards and Performance Awards vested or cancelled in the Merger, such amounts as it is required to deduct and withhold with respect to the making of such payment, or the vesting, waiver of restrictions or other actions provided for in this Agreement, under the Code or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Corporation, Parent or the Paying Agent, as the case may be, such withheld amounts (a) shall be remitted by the Surviving Corporation, Parent or the Paying Agent, as applicable, to the applicable Governmental Entity, and (b) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares, Company Options, RSU Awards, DSU Awards or Performance Awards in respect of which such deduction and withholding was made by the Surviving Corporation, Parent or the Paying Agent, as the case may be.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as disclosed in the Company SEC Documents filed or furnished and publicly available prior to the date of this Agreement and after January 1, 2011 (or incorporated by reference therein), other than disclosures in the “Risk Factors” sections of any such filings and any disclosure of risks included in any “forward-looking statements” disclaimer contained in any such filings and any other disclosures in any such filings that are cautionary, predictive or forward-looking in nature, or (b) as disclosed in the separate disclosure letter that has been delivered by the Company to Parent prior to the execution of this Agreement, including the documents attached to or incorporated by reference (but only to the extent copies of such documents have been made available to Parent prior to the execution of this Agreement) in such disclosure letter (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall also be deemed to be disclosed with respect to any other section or subsection in this Agreement to which the relevance of such item to such other section or subsection is reasonably apparent on the face of such disclosure), the Company hereby represents and warrants to Parent and Sub as follows:

Section 3.01 Organization and Qualification; Subsidiaries.

(a) The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its incorporation. Each Company Subsidiary is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization. The Company and each Company Subsidiary has requisite corporate or other legal entity, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power and authority would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company and each Company Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where the ownership, leasing or operation of its properties or assets or the conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) The Company has made available to Parent true and complete copies of (i) the Restated Certificate of Incorporation, as amended, of the Company (the “Company Charter”) and (ii) the Amended and Restated By-laws of the Company (the “Company By-laws”). Each of the Company Charter, the Company By-laws and the certificate of incorporation, by-laws or other similar organizational or governing documents of each material Company Subsidiary is in full force and effect, and neither the Company nor any material Company Subsidiary is in violation of any of the provisions of such documents.

Section 3.02 Capitalization.

(a) The authorized capital stock of the Company consists of 750,000,000 Shares and 60,000,000 shares of the Company’s preferred stock, without par value (“Company Preferred Stock”). As of the close of business on January 8, 2014 (the “Specified Date”), (i) 163,683,814 Shares were issued and outstanding, all of which were duly authorized, validly issued, fully paid and nonassessable, and free of preemptive rights, (ii) no shares of Company Preferred Stock were issued and outstanding, and (iii) 71,058,345 Shares were held in treasury.

(b) As of the close of business on the Specified Date, the Company had no Shares or Company Preferred Stock reserved for issuance, except for 5,218,117 Shares reserved for future grants pursuant to the Company Stock Plans, 5,329,658 Shares subject to outstanding Company Options, 505,949 Shares subject to outstanding RSUs, 1,779 Shares subject to outstanding DSUs, 314,010 Shares subject to outstanding Performance Awards assuming a target level of performance, 628,020 Shares subject to outstanding Performance Awards assuming a maximum level of performance and 862,100 Shares reserved for issuance pursuant to the Company Stock Purchase Plan (of which no more than 50,000 Shares would be issued upon the exercise of outstanding purchase rights under the Offering Period in effect as of the date of this Agreement), each of which Shares and any other Shares that may be issued prior to the Effective Time will be, when issued, duly authorized, validly issued, fully paid and nonassessable, and free of preemptive rights.

(c) Section 3.02(c) of the Company Disclosure Letter contains a correct and complete list as of the Specified Date of outstanding Company Options, RSUs, DSUs and Performance Awards, including for each award (as applicable) the holder (the specific identity of whom may be redacted to the extent required by applicable Law), type of award, number of Shares covered by such award, the applicable Company Stock Plan under which such award was granted, grant date, expiration date and vesting schedule for such award, and with respect to Company Options, the exercise price per Share of such Company Options and whether such Company Option is an incentive stock option or a non-statutory stock option under the Code.

(d) As of the date of this Agreement, except for the Company Options, RSUs, DSUs and Performance Awards referred to in Section 3.02(b) and Section 3.02(c) and the related award agreements, there are no outstanding or existing (i) options, warrants, calls, subscriptions or other rights, convertible securities, agreements or commitments of any character to which the Company or any of the Company Subsidiaries is a party or otherwise obligating the Company or any of the Company Subsidiaries to issue, transfer, grant or sell any shares of capital stock or other equity interest in the Company or any of the Company Subsidiaries or securities convertible into or exchangeable for such shares or equity interests or any rights otherwise relating to or based on the value of the equity securities of the Company or any Company Subsidiary, (ii) obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any capital stock or equity securities of the Company or any of the Company Subsidiaries, or (iii) voting trusts or other agreements to which the Company or any Company Subsidiary is a party with respect to the voting of any Shares or other equity interests in the Company or any Company Subsidiary. Since the close of business on the Specified Date through the date of this Agreement, the Company has not issued any Shares or other class of equity security (other than Shares in respect of Company Options, RSUs, DSUs and Performance Awards granted and outstanding on the Specified Date) or granted any Company Options, RSUs, DSUs or Performance Awards.

(e) There are no outstanding bonds, debentures, notes or other Indebtedness of the Company or any Company Subsidiary having the right to vote (or convertible into, or exchangeable or exercisable for, securities having the right to vote) on any matter on which stockholders of the Company or any Company Subsidiary may vote.

(f) The Company or another Company Subsidiary owns (i) directly or indirectly, all of the issued and outstanding shares of capital stock or other equity interests of each of the Company Subsidiaries, free and clear of any Liens (other than transfer and other restrictions under applicable federal and state securities Laws or applicable foreign Laws) and (ii) 50% of the issued and outstanding shares of capital stock or other equity interests of each of the Joint Ventures, and all of such outstanding shares of capital stock or other equity interests have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Except for (i) equity interests in the Company Subsidiaries and (ii) equity interests in another person held by the Company or any of the Company Subsidiaries and that consist of less than two percent (2%) of the outstanding capital stock or equivalent equity interests of such person, neither the Company nor any Company Subsidiary owns, directly or indirectly, any equity interest in any person, or has any obligation to acquire any such equity interest. As of the date of this Agreement, there are no accrued and unpaid dividends with respect to any outstanding Shares.

Section 3.03 Authority.

(a) The Company has the requisite corporate power and authority to execute and deliver this Agreement and, subject only to the receipt of the Requisite Stockholder Approval, to consummate the Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions, have been duly authorized by all necessary corporate action on the part of the Company’s board of directors. Other than the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, no additional corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance by the Company of this Agreement or the consummation by the Company of the Transactions (other than, in the case of the consummation by the Company of the Transactions, obtaining the Requisite Stockholder Approval). This Agreement has been duly executed and delivered by the Company and (assuming the due authorization, execution and delivery of this Agreement by Parent and Sub and assuming the accuracy of the representations and warranties contained in Section 4.06(b)) constitutes the valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except as such enforceability (i) may be limited by applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other similar Laws of general application, now or hereafter in effect, affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at law or in equity (the “Bankruptcy and Equity Exception”).

(b) The Company’s board of directors has (i) adopted and declared advisable this Agreement and the consummation by the Company of the Transactions, (ii) approved the execution, delivery and performance of this Agreement and, subject to the receipt of the Requisite Stockholder Approval, the consummation by the Company of the Transactions, (iii) determined that this Agreement and the Transactions are in the best interests of the Company and its stockholders and (iv) recommended that the stockholders of the Company adopt this Agreement, in each case, by resolutions duly adopted, which resolutions, subject to Section 5.03, have not been subsequently rescinded, withdrawn or modified in a manner adverse to Parent.

Section 3.04 No Conflict; Required Filings and Consents.

(a) Assuming the accuracy of the representations and warranties contained in Section 4.06(b), none of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Transactions will: (i) conflict with or violate any provision of the Company Charter or Company By-laws or any equivalent organizational or governing documents of any Company Subsidiary (subject to, in the case of the consummation by the Company of the Transactions, receipt of the Requisite Stockholder Approval); (ii) assuming the receipt of the Requisite Stockholder Approval and assuming that all consents, approvals and authorizations described in Section 3.04(b) have been obtained and all filings and notifications described in Section 3.04(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to the Company or any Company Subsidiary or any of their respective properties or assets; or (iii) require any consent or approval or payment under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under (with or without notice or lapse of time, or both), or result in, or give to others any right of, any termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than a Permitted Lien) upon any of the respective properties or assets of the Company or any Company Subsidiary pursuant to, any Contract to which the Company or any Company Subsidiary is a party (or by which any of their respective properties or assets are bound) or any Company Permit, except, with respect to clause (iii), as contemplated by Section 2.03 or for (A) any such consents, approvals and authorizations, the failure to obtain which would not, individually or in the aggregate, reasonably be expected to (x) have a Company Material Adverse Effect or (y) prevent, materially impede or materially delay the ability of the Company to consummate the Transactions and (B) any such conflicts, violations, breaches, losses, defaults, terminations, rights of termination, vesting, amendment, acceleration or cancellation or Liens that would not, individually or in the aggregate, reasonably be expected to (x) have a Company Material Adverse Effect or (y) prevent, materially impede or materially delay the ability of the Company to consummate the Transactions.

(b) None of the execution, delivery or performance of this Agreement by the Company or the consummation by the Company of the Transactions will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity with respect to the Company or any Company Subsidiary or any of their respective properties or assets, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the filing of a premerger notification and report form under the HSR Act and the receipt, termination or expiration, as applicable, of waivers, consents, approvals, waiting periods or agreements required under the HSR Act or any other applicable U.S. or foreign competition, antitrust, merger control or investment Laws (together with the HSR Act, “Antitrust Laws”), (iii) compliance with the applicable requirements of the Securities Act or the Exchange Act, (iv) filings as may be required under the rules and regulations of the NYSE, (v) compliance with any applicable international, federal or state securities or “blue sky” Laws, (vi) such consents, approvals, authorizations or permits, filings, registrations or notifications as may be required as a result of the identity of Parent or any of its affiliates and (vii) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity would not, individually or in the aggregate, reasonably be expected to (x) have a Company Material Adverse Effect or (y) prevent, materially impede or materially delay the ability of the Company to consummate the Transactions.

Section 3.05 Permits; Compliance with Laws.

(a) The Company and each Company Subsidiary is in possession of all authorizations, licenses, permits, certificates, franchises, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Entity (each, a “Permit”) necessary for the Company and each Company Subsidiary to own, lease and operate its properties and assets, and to carry on and operate its businesses as currently conducted (the “Company Permits”), and all such Company Permits are in full force and effect, except where the failure to possess, or the failure to be in full force and effect of, any Company Permits would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Since October 4, 2011, the Company and each of the Company Subsidiaries has been in compliance with all Permits and Laws applicable to the Company, the Company Subsidiaries and their respective businesses, activities, properties and assets, except for such non-compliance that has not had, and would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, no investigation by any Governmental Entity with respect to the Company or any Company Subsidiary is pending, nor has any Governmental Entity indicated to the Company or any Company Subsidiary an intention to conduct any such investigation, except for such investigations the outcomes of which would not, individually or in the aggregate, reasonably be expected to (x) have a Company Material Adverse Effect or (y) prevent, materially impede or materially delay the ability of the Company to consummate the Transactions.

Section 3.06 Company SEC Documents; Financial Statements.

(a) Since January 1, 2011, the Company has filed with or furnished on a timely basis to (as applicable) the SEC all registration statements, prospectuses, forms, reports, definitive proxy statements, schedules and documents required to be filed or furnished by it under the Securities Act or the Exchange Act, as the case may be, together with all certifications required pursuant to the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”) (such documents and any other documents filed or furnished by the Company with the SEC, as have been supplemented, modified or amended since the time of filing, collectively, the “Company SEC Documents”). As of their respective filing dates (or as of their respective effective dates in the case of Company SEC Documents that are registration statements) or, if supplemented, modified or amended since the time of filing (or time of effectiveness in the case of Company SEC Documents that are registration statements), as of the date of the most recent supplement, modification or amendment, the Company SEC Documents (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading and (ii) complied as to form in all material respects with all applicable requirements of the Exchange Act or the Securities Act, as the case may be, in each case as in effect on the date each such document was filed with or furnished to the SEC (or the date each such document became effective in the case of Company SEC Documents that are registration statements). None of the Company Subsidiaries is currently required to file periodic reports with the SEC. As of the date of this Agreement, there are no material outstanding or unresolved comments received from the SEC with respect to any of the Company SEC Documents. Since January 1, 2011, the Company has been and is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act and the applicable listing and corporate governance rules and regulations of the NYSE.

(b) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company (including, in each case, any notes thereto) and the consolidated Company Subsidiaries included in or incorporated by reference into the Company SEC Documents (collectively, the “Company Financial Statements”) (x) were, except as may be indicated in the notes thereto, prepared in accordance with GAAP (as in effect in the United States on the date of such Company Financial Statement) applied on a consistent basis during the periods involved except, in the case of unaudited statements, as permitted by SEC rules and regulations and (y) present fairly, in all material respects, the financial position of the Company and the consolidated Company Subsidiaries and the results of their operations, cash flows and stockholders’ equity as of the dates and for the periods referred to therein (except as may be indicated in the notes thereto or, in the case of interim financial statements, for normal year-end adjustments that were not or will not be material in amount or effect). There are no unconsolidated Subsidiaries of the Company.

(c) Neither the Company nor any Company Subsidiary is a party to, or has any commitment to become a party to, any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act).

Section 3.07 Proxy Statement. The letter to stockholders, notice of meeting, proxy statement and form of proxy that will be provided to stockholders of the Company in connection with the Merger (including, in each case, any amendments or supplements thereto) (collectively, the “Proxy Statement”) will not, on the date of filing with the SEC, at the time the Proxy Statement is first mailed to the stockholders of the Company and at the time of the Company Meeting (as defined below), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder and other applicable Law. Notwithstanding the foregoing, no representation or warranty is made by the Company with respect to statements made or incorporated by reference in the Proxy Statement based on information supplied by Parent or Sub or any of their representatives specifically for inclusion (or incorporation by reference) therein.

Section 3.08 Internal Controls and Disclosure Controls.

(a) The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) as required by Rule 13a-15 under the Exchange Act and sufficient to provide reasonable assurances regarding the reliability of financial reporting for the Company and the Company Subsidiaries. The Company has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. Since January 1, 2011, none of the Company’s outside auditors, officers, board of directors or audit committee of the board of directors has received any written notice of: (x) any material weaknesses in the design or operation of internal controls over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) or (y) any fraud or allegations of fraud that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(b) Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act with respect to the Company SEC Documents. Neither the Company nor any of the Company Subsidiaries has any outstanding “extensions of credit” or has, since January 1, 2011, arranged any outstanding “extensions of credit” to directors or executive officers in violation of Section 402 of the Sarbanes-Oxley Act.

Section 3.09 Absence of Certain Changes.

(a) Except as otherwise expressly contemplated by this Agreement, (i) from December 31, 2012 through the date of this Agreement, the businesses of the Company and the Company Subsidiaries have been conducted in the ordinary course of business in all material respects and (ii) from September 30, 2013 through the date of this Agreement, there has not been (A) any merger or consolidation of the Company or any Company Subsidiary (x) with any person (other than the Company) that prior to such merger or consolidation was not a Company Subsidiary or (y) in the case of transactions occurring on or after January 1, 2014 through the date of this Agreement, with another Company Subsidiary, if such Company Subsidiary or the other Company Subsidiary involved (if any) had a value in excess of $50 million or (B) any action taken by the Company or any Company Subsidiary that, if taken during the period from the date of this Agreement through the Effective Time, would constitute a breach of clauses (c), (d), (h), (i), (j), (o), (p) or (u) (but only to the extent clause (u) applies to the foregoing clauses) of Section 5.01.

(b) From December 31, 2012 through the date of this Agreement, there have not been any changes, circumstances, events or effects that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect.

Section 3.10 Undisclosed Liabilities. Neither the Company nor any of the Company Subsidiaries has, or is subject to, any liabilities or obligations of any nature (whether accrued, absolute, known or unknown, contingent or otherwise and whether due or to become due) required by GAAP to be set forth on a consolidated balance sheet of the Company and the Company Subsidiaries or in the notes thereto, other than liabilities and obligations (a) disclosed, reserved against or provided for in the audited consolidated balance sheet of the Company as of December 31, 2012 or in the notes thereto included in the Company SEC Documents, (b) incurred in the ordinary course of business since December 31, 2012, (c) incurred or expressly permitted to be incurred under this Agreement or incurred in connection with the Transactions, (d) that have been discharged or paid in full or (e) that otherwise would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.11 Litigation. As of the date of this Agreement, there is no suit, claim, action, proceeding or arbitration (collectively, “Proceeding”) pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary or to which any of their respective properties or assets are subject that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is subject to any outstanding order, writ, injunction, stipulation, award, judgment or decree of any Governmental Entity or arbitrator unrelated to this Agreement that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect. As of the date of this Agreement, there is no Proceeding to which the Company or any Company Subsidiary is a party pending or, to the knowledge of the Company, threatened seeking to prevent, hinder, modify, delay or challenge the Merger or any of the other Transactions.

Section 3.12 Employee Benefits.

(a) Section 3.12(a) of the Company Disclosure Letter sets forth a true and complete list of each material Company Benefit Plan, except for (i) any employee benefit plan, policy, program or arrangement maintained outside of the United States (other than any defined benefit pension plan maintained outside of the United States), (ii) any employment, consulting, retention, bonus or other incentive compensation agreement or arrangement for an employee whose annual base compensation is less than $250,000, and (iii) any standard offer letter provided to employees in the ordinary course. For purposes of this Agreement, “Company Benefit Plan” means each “employee benefit plan” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and each other employment, individual consulting, change of control, retention, bonus or other incentive compensation, profit sharing, stock purchase, stock option or other equity or equity-based compensation, deferred compensation, severance or other termination, disability, medical, life or other insurance (including retiree medical or life insurance), supplemental retirement or other employee benefit plan, policy, program or arrangement, in each case, maintained or contributed to, or required to be contributed to, by the Company or any Company Subsidiary, other than any plan, policy, program, or arrangement which is required to be maintained by applicable Law. The Company has made available to Parent a true and complete copy of each material Company Benefit Plan listed on Section 3.12(a) of the Company Disclosure Letter (other than any defined benefit pension plans maintained outside of the United States), including, with respect to each Company Benefit Plan, to the extent applicable, (i) any amendments thereto and related trust documents and amendments thereto, (ii) the most recent summary plan descriptions, including any material modifications, (iii) the most recent Forms 5500 and all schedules, exhibits and attachments thereto, if any, (iv) the most recent IRS determination letters, and (v) any material written communications to or from any Governmental Entity since January 1, 2013 relating to any material compliance issues with respect to, or the funded status of, the Company Benefit Plans.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) each Company Benefit Plan has been established, operated and administered in compliance with its terms and all applicable Laws, including ERISA and the Code, and (ii) there are no Proceedings (other than for routine claims for benefits) pending or, to the knowledge of the Company, threatened with respect to any Company Benefit Plan. Each Company Benefit Plan which is intended to qualify under Section 401(a) of the Code has either received a favorable determination letter from the Internal Revenue Service (“IRS”) as to its qualified status or has timely filed an application for a favorable determination letter, or may rely upon an opinion letter for a prototype or volume submitter plan, and to the knowledge of the Company, there are no circumstances that would reasonably be expected to result in the revocation of such letter.

(c) Section 3.12(c) of the Company Disclosure Letter lists each Company Benefit Plan that provides health benefits after retirement or other termination of employment, other than (i) as required by Law, (ii) coverage or benefits the full cost of which is borne by the employee or former employee (or any beneficiary of the employee or former employee), (iii) benefits provided for a period of not more than eighteen (18) months following termination of employment or during any period during which the former employee is receiving severance pay or (iv) except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended and at the expense of the participant or the participant’s beneficiary.

(d) At no time during the six (6)-year period prior to the date of this Agreement has the Company, any Company Subsidiary or any of their respective ERISA Affiliates maintained, contributed to or has been required to contribute to or had any obligations or liabilities under any employee benefit subject to Section 302 or Title IV of ERISA or Section 412 of the Code, including (i) any multiemployer pension plan (as defined in Section 3(37) of ERISA), (ii) a multiple employer plan as defined in Section 210 of ERISA or Section 413(c) of the Code, or (iii) any pension plan subject to Title IV of ERISA. No event has occurred and to the knowledge of the Company, as of the date hereof, no circumstance exists that would reasonably be expected to give rise to material liability under Title IV of ERISA or Section 412 of the Code.

(e) The execution and delivery of, and performance of the Transactions will not (either alone or upon the occurrence of any additional or subsequent events, whether contingent or otherwise): (i) result in any material payment or benefit becoming due or payable, or required to be provided, to any director, officer or employee of the Company or any Company Subsidiary, (ii) result in the forgiveness of any material Indebtedness of any such director, officer or employee, (iii) materially increase the amount or value of any benefit or compensation otherwise payable or required to be provided to any such director, officer or employee, (iv) result in the acceleration of the time of payment, vesting or funding of any such benefit or compensation or (v) result in any amount failing to be deductible by reason of Section 280G of the Code. There is no Contract to which the Company, any of the Company Subsidiaries or any ERISA Affiliate is a party or by which the Company, any of the Company Subsidiaries or any ERISA Affiliate is bound to gross-up, indemnify, reimburse or otherwise compensate any Company Employee for Taxes paid pursuant to Section 409A or 4999 of the Code.

(f) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Company Benefit Plan that is required to be registered under the Laws of a jurisdiction outside the United States has been registered and has been maintained in good standing with the appropriate regulatory authorities.

Section 3.13 Labor. As of the date of this Agreement, there is no labor strike, work stoppage or lockout, and, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as of the date of this Agreement there is no request for representation or Proceeding relating to labor matters, or, to the knowledge of the Company, threat thereof, against the Company or any Company Subsidiary. As of the date of this Agreement, neither the Company nor any Company Subsidiary is a party to, or bound by, any collective bargaining agreement or similar agreement or arrangement with any labor union or similar organization. To the knowledge of the Company, there are no labor union, works’ council or similar organization certification, decertification or organizing activities among, or directed at, the employees of the Company or any Company Subsidiary. To the knowledge of the Company, neither the Company nor any Company Subsidiary has any direct or indirect material liability with respect to any misclassification of any person as an independent contractor rather than as an “employee,” or with respect to any employee of the Company or any Company Subsidiary leased from another employer that would reasonably be expected to have a Company Material Adverse Effect.

Section 3.14 Tax Matters.

(a) The Company and each Company Subsidiary has timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by it on or prior to the date of this Agreement and all such filed Tax Returns are correct, complete and accurate, and has paid all Taxes that are shown as due on such filed Tax Returns; subject in each case to such exceptions as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. All Taxes which the Company or any Company Subsidiary has been required by Law to withhold or to collect for payment on or prior to the date of this Agreement have been duly withheld and collected and have been paid to the appropriate Governmental Entity, subject to such exceptions as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No claim that remains unresolved has been made in writing by any taxing authority in a jurisdiction in which the Company or any Company Subsidiary has not filed Tax Returns that the Company or such Company Subsidiary is or may be subject to Taxes imposed by that jurisdiction, subject to such exceptions as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) As of the date of this Agreement there is no Proceeding or assessment pending or, to the knowledge of the Company, threatened with respect to Taxes for which the Company or any Company Subsidiary may be liable that, if determined adversely, would, individually or in the aggregate with all other such Proceedings or assessments, reasonably be expected to have a Company Material Adverse Effect. No deficiency with respect to Taxes has been assessed in writing against the Company or any Company Subsidiary which (i) individually or in the aggregate with all other such deficiencies, would constitute a Company Material Adverse Effect if required to be paid by the Company or any Company Subsidiary and (ii) has not been fully paid or adequately reserved in the Company Financial Statements.

(c) Neither the Company nor any Company Subsidiary has any liability for Taxes of another person (other than the Company or a Company Subsidiary) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign Law) as a result of filing Tax

Returns on a consolidated, combined, or unitary basis with such person, which liability would, individually or in the aggregate with all other such liabilities, constitute a Company Material Adverse Effect. Since January 1, 2011, neither the Company or any Company Subsidiary constituted either a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code.

(d) The Company and each Company Subsidiary that has participated in a “reportable transaction” as defined in Treasury Regulation Section 1.6011-4(b) has, to the extent and in the manner required by Treasury Regulation Section 1.6011-4(b), properly disclosed such participation.

(e) Other than Permitted Liens, no material Liens or other material encumbrances with respect to any Taxes have been filed against the assets of the Company or any Company Subsidiary.

(f) The Company is not and has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period described in Section 897(c)(1)(A)(ii) of the Code.

Section 3.15 Properties. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Company or a Company Subsidiary has (a) good fee simple title to all real property owned by the Company or any of the Company Subsidiaries (the “Owned Real Property”) and (b) a valid leasehold estate in all real property leased, subleased, licensed or otherwise occupied by the Company or any Company Subsidiary (the “Leased Real Property”), in each case free and clear of all Liens except for Permitted Liens. All buildings, structures, fixtures and other improvements on the Owned Real Property and the Leased Real Property are in good condition and are adequate to operate the business as currently conducted, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary owns, holds, has granted or is obligated under any option, right of first offer, right of first refusal or other contractual right to sell or dispose of any of the Owned Real Property or any portion thereof or interest therein that is individually or in the aggregate material to the Company and the Company Subsidiaries taken as a whole.

Section 3.16 Environmental Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect:

(a) The Company and each Company Subsidiary has been since January 1, 2011 and is in compliance with those Environmental Laws applicable to their respective operations (including possessing and complying with any required Environmental Permits), and there are no administrative or judicial Proceedings pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary, and in the three (3) years preceding the date of this Agreement, none of the Company or any Company Subsidiary has received any written notice, demand, letter or claim, in either case, alleging that the Company or such Company Subsidiary is in violation of, or liable under, any Environmental Law, and neither the Company nor any Company Subsidiary is subject to any outstanding order, writ, injunction, stipulation, award, judgment or decree of any Governmental Entity or arbitrator under any Environmental Law.

(b) To the knowledge of the Company, no investigation by any Governmental Entity with respect to the Company or any Company Subsidiary is pending, nor has any Governmental Entity indicated to the Company or any Company Subsidiary in writing an intention to conduct any such investigation, in each case under Environmental Law.

(c) Neither the Company nor any Company Subsidiary has received any written notice of, and to the knowledge of the Company there are no, Hazardous Substances present in, at, on, under any of the real property currently or formerly owned or leased by the Company or any Company Subsidiary or resulting from the operations of the Company or any Company Subsidiary or their predecessors, that, in either case, would reasonably be expected to result in a material liability under Environmental Laws on the part of the Company or any Company Subsidiary.

Section 3.17 Intellectual Property.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the knowledge of the Company, the Company owns all right, title and interest in, to and under all (i) issued Patents and Patent applications, (ii) Trademark registrations and applications, and any material unregistered Trademarks, (iii) Copyright applications and registrations, and any material unregistered Copyrights, and (iv) Internet domain names, in each case, owned or filed by or held in the name of the Company or any of the Company Subsidiaries free and clear of any Liens other than Permitted Liens.

(b) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) to the knowledge of the Company the Company and the Company Subsidiaries own or have the right to use in the manner currently used all Patents, Trademarks, Copyrights, Internet domain names, Trade Secrets and rights of publicity (and other rights to use the name, likeness, voice and/or biographical and personal information of individuals) (collectively, the “Intellectual Property Rights”) that are material to the business of the Company or any of the Company Subsidiaries as currently conducted (the “Company Intellectual Property Rights”), and (ii) neither the Company nor any of the Company Subsidiaries has received since October 4, 2011 any written charge, complaint, claim, demand or notice challenging the validity, ownership or enforceability of any of the Company Intellectual Property Rights that has not been settled or otherwise fully resolved.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect (i) to the knowledge of the Company, all registered Company Intellectual Property Rights owned by the Company or any of the Company Subsidiaries are valid and enforceable, and (ii) none of the registered Company Intellectual Property Rights owned by the Company or its Subsidiaries is subject to any Proceeding restricting in any material manner its use, distribution, transfer, licensing or other exploitation.

(d) To the knowledge of the Company, the conduct of the business of the Company and the Company Subsidiaries as currently conducted and as it has been conducted since October 4, 2011 does not infringe, violate, dilute or misappropriate, and has not infringed, violated, diluted or misappropriated, any Intellectual Property Rights of any other person, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. None of the Company or any of the Company Subsidiaries has received, since October 4, 2011, any written charge, complaint, claim, demand or notice alleging any such infringement, violation, dilution or misappropriation by the Company or any of the Company Subsidiaries, nor is there any pending or, to the knowledge of the Company, threatened, Proceeding alleging any such infringement, violation, dilution or misappropriation that has not been settled or otherwise fully resolved, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, no other Person is currently infringing, violating, diluting or misappropriating any Intellectual Property Rights owned by the Company or any Company Subsidiary, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(e) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) the Company and the Company Subsidiaries have taken reasonable measures to protect, preserve and maintain the secrecy, confidentiality and value of all Company Intellectual Property Rights that constitute Trade Secrets, and (ii) to the knowledge of the Company, (x) no such Trade Secrets have been disclosed or authorized to be disclosed to any person other than to persons who are subject to confidentiality obligations that reasonably protect the interest of the Company and the Company Subsidiaries in and to such trade secrets, and (y) no unauthorized disclosure or use of any such Trade Secrets have been made.

(f) The Company and the Company Subsidiaries have in place commercially reasonable procedures to have employees, consultants and contractors of the Company and the Company Subsidiaries who contribute to the creation, development, improvement or modification of material Intellectual Property Rights for or on behalf of the Company or such Company Subsidiary execute assignments to the Company or such Company Subsidiary, as applicable, of such persons’ rights, titles and interests in such Intellectual Property Rights that the Company or such Company Subsidiary does not already own by operation of Law.

Section 3.18 Material Contracts.

(a) All Contracts, including amendments thereto, required to be filed as an exhibit to any report of the Company filed pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC have been filed. All such filed Contracts shall be deemed to have been made available to Parent.

(b) Other than the Contracts described in Section 3.18(a) and any Contracts, including amendments thereto, filed as an exhibit to any report of the Company filed since January 1, 2011 pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC, Section 3.18(b) of the Company Disclosure Letter sets forth a complete list, and the Company has made available to Parent prior to the date of this Agreement true and complete copies, of each Contract to which the Company or any of the Company Subsidiaries is a party or by which it is bound or to which any of their respective assets are subject, as of the date of this Agreement, and no such Contract has been amended or modified in any material respect, that:

(i) relates to a partnership, joint venture or similar arrangement that is material to the Company and the Company Subsidiaries, taken as a whole;

(ii) relates to the creation, incurrence, assumption or guarantee of Indebtedness of the Company or any Company Subsidiary in an amount in excess of $50 million (except for such Indebtedness between the Company and any wholly-owned Company Subsidiaries or between wholly-owned Company Subsidiaries, guarantees by the Company of Indebtedness of any wholly-owned Company Subsidiaries and guarantees by any wholly-owned Company Subsidiaries of Indebtedness of the Company or any other wholly-owned Company Subsidiary);

(iii) is with any third person pursuant to which (A) such third person manufactures any finished product on behalf of the Company or any Company Subsidiary or (B) the Company or any Company Subsidiary paid to or received from a third party more than $25 million in the aggregate in the fiscal year ended December 31, 2013 or reasonably anticipates paying to or receiving from such third party more than $25 million in the aggregate in the fiscal year ending December 31, 2014;

(iv) is material to the relationship with a Material Customer;

(v) is a Contract with an affiliate or other person that would be required to be disclosed under Item 404(a) of Regulation S-K under the Exchange Act;

(vi) grants any rights of first refusal, rights of first negotiation or other similar rights to any person with respect to any material asset of the Company and the Company Subsidiaries, taken as a whole;

(vii) would materially restrict the ability of Parent or its affiliates (including the Surviving Corporation and its Subsidiaries) following the Effective Time to compete in any line of business that is material to Parent or its Subsidiaries or in any geographic territory;

(viii) imposes exclusivity obligations on the Company or any of its affiliates (other than any Joint Venture) or, to knowledge of the Company, any Joint Venture;

(ix) relates to any material interest rate, derivatives or hedging transaction (including with respect to commodities) or any other material Indebtedness (other than any standard International Swaps and Derivatives Association Master Agreements entered into in the ordinary course of business, including schedules thereto and confirmations evidencing any forward, swap, future, option or other derivative entered into in the ordinary course of business on one or more rates, currencies, commodities, equity securities or other equity instruments, debt securities or other debt instruments, economic indices or measures of economic risk or value, or other benchmarks against which payments or deliveries are to be made);

(x) relates to the acquisition or disposition of any business, capital stock or assets (whether by merger, sale of stock, sale of assets or otherwise), other than a Contract to purchase goods or services in the ordinary course of business, under which the Company or any Company Subsidiary has any outstanding contingent or other obligations that are material to the Company and the Company Subsidiaries, taken as a whole;

(xi) is a settlement or similar Contract with any Governmental Entity or any other person or an order, judgment, writ, stipulation, award, injunction or decree of a Governmental Entity or arbitrator to which the Company or any Company Subsidiary, or any of their respective assets or properties, is subject that is, in each case, material to the Company and the Company Subsidiaries, taken as a whole;

(xii) obligates the Company or any Company Subsidiary to make any capital commitment or expenditure in excess of $20 million;

(xiii) is a Contract (A) pursuant to which the Company or any Company Subsidiary is granted a license or sublicense to, or right to use or exploit (including by means of a covenant not to sue, release or immunity), Company Intellectual Property Rights that is material to the Company and the Company Subsidiaries, taken as a whole, or (B) pursuant to which any license or sublicense to, or right to use or exploit (including by means of a covenant not to sue, release or immunity), any material Intellectual Property Rights owned or controlled by the Company or any Company Subsidiary was granted to another party that is material to the Company and the Company Subsidiaries, taken as a whole;

(xiv) indemnifies or holds harmless any director, officer or employee of the Company or any Company Subsidiary (other than the Company Charter, the Company By-laws or the certificate of incorporation, by-laws or other organizational or governing documents of a Company Subsidiary);

(xv) obligates the Company or any Company Subsidiary to make any investment in or loan (for the avoidance of doubt, other than trade receivables) to any other person in an amount greater than $25 million annually; or

(xvi) is a mortgage, pledge, security agreement, deed of trust or other Contract granting a Lien, other than a Permitted Lien, on any material property or asset of the Company or any Company Subsidiary (other than any such item that relates to Indebtedness that is not required to be listed by Section 3.18(b)(ii)).

Each Contract described in Section 3.18(a) or Section 3.18(b) is referred to in this Agreement as a “Company Material Contract.”

(c) Neither the Company nor any Company Subsidiary is in breach of or default under the terms of any Company Material Contract, and, to the knowledge of the Company, no event has occurred that with notice or lapse of time or both would constitute a breach or default thereunder by the Company or any Company Subsidiary, where such breach or default, individually or together with other such breaches or defaults, has had or would reasonably be expected to have a Company Material Adverse Effect. To the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract, and no event has occurred that with or without notice or lapse of time or both would constitute a breach or default thereunder by such other party, where such breach or default, individually or together with other such breaches or defaults, has had or would reasonably be expected to have a Company Material Adverse Effect. Each Company Material Contract is a valid and binding obligation of the Company or a Company Subsidiary that is a party thereto and, to the knowledge of the Company, each other party thereto, and, to the knowledge of the Company, is in full force and effect, except (i) for such failures as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and (ii) for such failures that result from the cancellation, termination or non-renewal of a Company Material Contract after the date hereof in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 3.19 Insurance. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (a) all Insurance Policies maintained by the Company and the Company Subsidiaries are in full force and effect and provide insurance in such amounts and against such risks as the management of the Company reasonably has determined to be prudent or as is required by Law or regulation, and all premiums due and payable thereon have been paid; (b) neither the Company nor any Company Subsidiary is in material breach of or default under any of the Insurance Policies; and (c) neither the Company nor any Company Subsidiary has taken any action or failed to take any action which, with notice or the lapse of time or both, would constitute such a breach or default or permit termination or material modification of any of the Insurance Policies.

Section 3.20 Opinions of Financial Advisors. On or prior to the date of this Agreement, the Company’s board of directors has received separate opinions of each of Centerview Partners LLC and Credit Suisse Securities (USA) LLC to the effect that, as of the date of such opinion and based upon and subject to the assumptions and limitations set forth therein, the Merger Consideration pursuant to this Agreement is fair, from a financial point of view, to the holders of Company Common Stock (other than Parent, Sub and their respective affiliates and other than Dissenting Shares). Executed copies of such opinions will be delivered to Parent solely for informational purposes promptly after receipt thereof by the Company and it is agreed and understood that such opinions may not be relied on by Parent or Sub.

Section 3.21 Takeover Statutes. Assuming the accuracy of the representations and warranties contained in Section 4.06(b), no “control share acquisition,” “fair price,” “moratorium,” “business combination” or other anti-takeover Laws (each, a “Takeover Statute”) is applicable to this Agreement or any of the Transactions.

Section 3.22 Requisite Stockholder Approval. The only vote of the stockholders of the Company required to adopt the agreement of merger (as such term is used in Section 251 of the DGCL) contained in this Agreement and approve the Merger is the affirmative vote, in favor of the adoption of the agreement of merger (as such term is used in Section 251 of the DGCL) contained in this Agreement, of the holders a majority of the outstanding Shares entitled to vote at the Company Meeting or any adjournment or postponement thereof (the “Requisite Stockholder Approval”).

Section 3.23 Brokers. No broker, finder or investment banker other than Centerview Partners LLC and Credit Suisse Securities (USA) LLC, the fees and expenses of which will be paid in accordance with the Company’s agreements with such persons, is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based on arrangements made by or on behalf of the Company or any of the Company Subsidiaries. The Company has furnished to Parent a true and complete copy of the agreement between the Company or any Company Subsidiary and Centerview Partners LLC or Credit Suisse Securities (USA) LLC pursuant to which Centerview Partners LLC or Credit Suisse Securities (USA) LLC, as applicable, is entitled to such fee or expense reimbursement in connection with the Merger.

Section 3.24 Related-Party Transactions. Except as set forth in the Company SEC Documents or compensation or other employment arrangements entered into in the ordinary course of business, there are no transactions, agreements, arrangements or understandings currently in effect that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Securities Act.

Section 3.25 Customers and Suppliers. Section 3.25 of the Company Disclosure Letter sets forth a true, complete and correct list of the ten (10) largest customers (determined on the basis of the total credit limit such customer maintains with the Company and the Company Subsidiaries) (each a “Material Customer”) and suppliers (determined on the basis of the total dollar amount of purchases) (each a “Material Supplier”) to the Company and the Company Subsidiaries for the fiscal year ended December 31, 2012 showing the total dollar number of the credit limit or purchases from, as the case may be, each Material Customer or Material Supplier during such period. Since January 1, 2013 through the date of this Agreement, (i) no Material Customer or Material Supplier has, to the knowledge of the Company, notified the Company or any Company Subsidiary in writing that it intends to terminate, cancel or materially curtail its business relationship with the Company or any Company Subsidiary and (ii) neither the Company nor any Company Subsidiary has been engaged in a dispute that is material to the Company and the Company Subsidiaries, taken as a whole, with a Material Customer or Material Supplier.

Section 3.26 Anti-Corruption Matters. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has, directly or indirectly, taken any action which would cause the Company or any Company Subsidiary to (i) be in violation of the U.S. Foreign Corrupt Practices Act of 1977 or any similar anti-bribery Law applicable to the Company or any of its Subsidiaries or (ii) violate or operate in noncompliance with any export restrictions, anti-boycott regulations, embargo regulations or other similar applicable domestic or foreign Laws.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

Parent and Sub hereby jointly and severally represent and warrant to the Company:

Section 4.01 Organization. Each of Parent and Sub is a corporation or other legal entity duly incorporated or organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization. Each of Parent and Sub has requisite corporate or other legal entity, as the case may be, power and authority to own, lease and operate its properties and assets and to carry on its business as it is now being conducted, except where any such failure to be so organized, existing, in good standing or have such power or authority, individually or in the aggregate, would not reasonably be expected to prevent or materially delay the consummation of the Transactions.

Section 4.02 Authority. Each of Parent and Sub has the requisite corporate or other legal entity power and authority to execute and deliver this Agreement and to consummate the Transactions. The execution, delivery and performance of this Agreement by Parent and Sub and the consummation by them of the Transactions have been duly authorized by all necessary corporate or other legal entity action on the part of Parent and Sub, and no other corporate or other legal entity proceedings on the part of Parent or Sub are necessary to authorize the execution, delivery and performance by Parent and Sub of this Agreement or the consummation by Parent or Sub of the Transactions other than the adoption of this Agreement by Parent in its capacity as sole stockholder of Sub (which adoption shall occur immediately following the execution of this Agreement). This Agreement has been duly executed and delivered by Parent and Sub and (assuming the due authorization, execution and delivery of this Agreement by the Company) constitutes the valid and binding obligation of Parent and Sub enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.

Section 4.03 No Conflict; Required Filings and Consents.

(a) None of the execution, delivery or performance of this Agreement by Parent and Sub or the consummation by Parent and Sub of the Transactions will: (i) conflict with or violate any provision of the certificate of incorporation, by-laws or any equivalent organizational or governing documents of Parent or Sub; (ii) assuming that all consents, approvals and authorizations described in Section 4.03(b) have been obtained and all filings and notifications described in Section 4.03(b) have been made and any waiting periods thereunder have terminated or expired, conflict with or violate any Law applicable to Parent or Sub or any of their respective properties or assets; (iii) require any consent or approval or payment under, violate, conflict with, result in any breach of or any loss of any benefit under, or constitute a default under (with or without notice or lapse of time, or both), or result in, or give to others any right of, any termination, vesting, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than a Permitted Lien) upon any of the respective properties or assets of Parent or Sub pursuant to, any Contract to which Parent or Sub is a party (or by which any of their respective properties or assets is bound) or any Permit held by it or them, except, with respect to clauses (ii) and (iii), for (A) any such consents and approvals, the failure to obtain which would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent and Sub to consummate the Transactions and (B) any such conflicts, violations, breaches, losses, defaults, terminations, rights of termination, vesting, amendment, acceleration or cancellation or Liens that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent and Sub to consummate the Transactions.

(b) None of the execution, delivery or performance of this Agreement by Parent or Sub or the consummation by Parent or Sub or any of their respective affiliates of the Transactions will require (with or without notice or lapse of time, or both) any consent, approval, authorization or permit of, or filing or registration with or notification to, any Governmental Entity with respect to Parent, Sub or any of their respective properties or assets, other than (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (ii) the filing of a premerger notification and report form under the HSR Act and the receipt, termination or expiration, as applicable, of waivers, consents, approvals, waiting periods or agreements required under any Antitrust Laws; (iii) compliance with the applicable requirements of the Securities Act or the Exchange Act; (iv) compliance with any applicable international, federal or state securities “blue sky” Laws; and (v) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Entity would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Parent and Sub to consummate the Transactions.

Section 4.04 Information Supplied. None of the information supplied or to be supplied by or on behalf of Parent or Sub or any of their respective affiliates expressly for inclusion or incorporation by reference in the Proxy Statement will, on the date of filing with the SEC, at the time the Proxy Statement is first mailed to the stockholders of the Company and at the time of the Company Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.05 Litigation. As of the date of this Agreement, there is no Proceeding pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries that would reasonably be expected to prevent or materially delay the consummation of the Transactions. As of the date of this Agreement, none of Parent or any of its Subsidiaries is subject to any outstanding order, writ, injunction, stipulation, award, judgment or decree of any Governmental Entity or arbitrator that, individually or in the aggregate, would reasonably be expected to prevent or materially delay the consummation of the Transactions.

Section 4.06 Capitalization and Operations of Sub; No Ownership of Company Common Stock.

(a) As of the date of this Agreement, the authorized share capital of Sub consists of 1,000 shares, par value $0.01 per share. As of the date of this Agreement 500 of such shares were issued and outstanding, all of which were validly issued. All of the issued and outstanding share capital of Sub is, and at the Effective Time will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent. Sub was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date of this Agreement and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than, in each case, those incidental to its formation and pursuant to this Agreement, the Debt Financing or any of the other Transactions.

(b) As of the date of this Agreement, none of Parent, Sub or any of their respective Subsidiaries beneficially owns (as defined in Rule 13d-3 under the Exchange Act) any Shares or any securities that are convertible into or exchangeable or exercisable for Shares, or holds any rights to acquire or vote any Shares other than Shares that represent, in the aggregate, no more than one percent (1%) of the outstanding Shares. None of Parent, Sub, any of their respective Subsidiaries, or the “affiliates” or “Associates” of any such entity is, and at no time during the last three (3) years has been, an “Interested Stockholder” of the Company, in each case as defined in Section 203 of the DGCL.

Section 4.07 Financing.

(a) Parent has delivered to the Company a true and complete copy of an executed commitment letter (together with any term sheet relating thereto), dated as of the date of this Agreement (the “Debt Commitment Letter”), pursuant to which the financial institution party thereto (the “Debt Financing Source”) has committed, subject solely to the terms and conditions set forth therein, to lend the amounts set forth therein for the purposes set forth therein (the “Debt Financing”). Parent has also delivered to the Company true and complete copies of any fee letter (any such fee letter, a “Fee Letter”) and term sheet relating to the Debt Commitment Letter and any engagement letters relating to the Debt Financing, except that the numerical fees, pricing and other commercially sensitive numbers and provisions specified in any such Fee Letter or engagement letter (including any provisions relating to “flex” terms or “securities demands” or similar concepts) may have been redacted.

(b) Assuming the accuracy of the representations and warranties set forth in Sections 3.02(a), Section 3.02(b) and Section 3.02(d), at the Closing Parent will have sufficient available funds to pay the Aggregate Merger Consideration and any other cash amounts payable pursuant to this Agreement or in connection with the Transactions by Parent or Sub or any obligations of the Surviving Corporation or its Subsidiaries that become due and payable in connection with, or as a result of, the Transactions and payment of all fees and expenses of Parent or Sub related to the foregoing (collectively, the “Financing Uses”).

(c) The Debt Commitment Letter is in full force and effect and has not been withdrawn or terminated or otherwise amended, supplemented or modified in any respect other than in a manner contemplated by Section 5.06(a). As of the date of this Agreement, the Debt Commitment Letter, in the form delivered to the Company prior to the execution of this Agreement, is a valid and binding obligation of Parent and enforceable against it in accordance with its terms, and, to the knowledge of Parent, is a valid and binding obligation against the other parties thereto and enforceable against such parties in accordance with its terms, in each case subject to the Bankruptcy and Equity Exception. There are no side letters or other Contracts or arrangements (except for any Fee Letters, engagement letters with respect to the Debt Financing and any agreements entered into after the date of this Agreement that are expressly contemplated by the Debt Commitment Letter or permissible under Section 5.06(a)) relating to the Debt Financing. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, could constitute a default or breach on the part of Parent, Sub or the Debt Financing Source, under any term of, or a failure of any condition under, the Debt Commitment Letter or otherwise result in any portion of the Debt Financing contemplated thereby to be unavailable at the Closing and since the date of this Agreement there has been no such event except as permitted under Section 5.06(a). Assuming the accuracy of the representations and warranties set forth in Section 3.02(a) and Section 3.02(b), the performance in all material respects by the Company of its obligations under this Agreement and satisfaction of the conditions set forth in Article VI, neither Parent nor Sub has reason to believe that it or any Debt Financing Source would be unable to satisfy on a timely basis any term or condition of the Debt Commitment Letter required to be satisfied by such person. Parent or Sub has fully paid any and all commitment fees or other fees required by the Debt Commitment Letter to be paid on or before the date of this Agreement. There are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing immediately prior to the Closing, other than as expressly set forth in the Debt Commitment Letter.

(d) Neither Parent nor Sub has, directly or indirectly, entered into an exclusivity, lock-up or other similar agreement, arrangement or binding understanding with any bank or investment bank or other potential provider of debt or equity financing that prohibits such provider from providing or seeking to provide services, including debt or equity financing, to any third person in connection with a transaction relating to the Company or the Company Subsidiaries (including in connection with the making of any Competing Proposal) in connection with the Transactions.

Section 4.08 Brokers. No broker, finder or investment banker other than Morgan Stanley & Co. LLC is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based on arrangements made by or on behalf of Parent, Sub or any of their respective affiliates.

Section 4.09 Solvency. Assuming that (a) the representations and warranties of the Company set forth in this Agreement are true and correct in all material respects, (b) the conditions to the obligation of Parent and Sub to consummate the Merger have been satisfied or waived, (c) any estimates, projections or forecasts prepared by the Company or the Company Representatives that have been provided to Parent, Sub or their representatives have been prepared in good faith based upon reasonable assumptions as of the date of preparation thereof and (d) the most recent financial statements included in a Quarterly Report on Form 10-Q or an Annual Report on Form 10-K filed by the Company with the SEC present fairly in all material respects the consolidated financial condition of the Company and its consolidated Subsidiaries as at the end of the periods covered thereby and the consolidated results of operations of the Company and its consolidated Subsidiaries for the periods covered thereby, then at and immediately following the Effective Time and after giving effect to all of the Transactions, including the funding of the Debt Financing and the Financing Uses, Parent, the Surviving Corporation and each Subsidiary of the Surviving Corporation will be, on a consolidated basis, Solvent. Parent and Sub are not entering into the Transactions with the intent to hinder, delay or defraud either present or future creditors.

Section 4.10 Acknowledgement of No Other Representations or Warranties.

(a) Each of Parent and Sub acknowledges that it has conducted its own independent investigation and analysis of the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) and prospects of the Company and the Company Subsidiaries and that it and its representatives have received access to such books and records, facilities, equipment, Contracts and other assets of the Company and the Company Subsidiaries that it and its representatives have desired for such purpose and that it and its representatives have had full opportunity to meet with the management of the Company and the Company Subsidiaries and to discuss the business, operations, assets, liabilities, results of operations, condition (financial or otherwise) and prospects of the Company and the Company Subsidiaries. Each of Parent and Sub acknowledges and agrees that, except for the representations and warranties contained in Article III, none of the Company, the Company Subsidiaries or any of their respective affiliates or representatives makes or has made any representation or warranty, either express or implied, concerning the Company or the Company Subsidiaries or any of their respective businesses, operations, assets, liabilities, results of operations, condition (financial or otherwise) or prospects or the Transactions. To the fullest extent permitted by applicable Law, except with respect to the representations and warranties contained in Article III or any breach of any covenant or other agreement of the Company contained in this Agreement, none of the Company, the Company Subsidiaries or any of their respective affiliates or representatives shall have any liability to Parent or Sub or their respective affiliates or representatives on any basis (including in contract or tort, under federal or state securities Laws or otherwise) based upon any information or statements (or any omissions therefrom) provided or made available by the Company, the Company Subsidiaries or their respective affiliates or representatives to Parent, Sub or their respective affiliates or representatives in connection with the Transactions.

(b) As of the date of this Agreement, neither Parent nor any of its affiliates has entered into any Contract or any commitments to enter into any Contract pursuant to which: (i) any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company agrees to vote against, or not to tender Shares in any offer in connection with, any Superior Proposal; or (ii) any third party has agreed to provide, directly or indirectly, any capital (other than pursuant to the Debt Commitment Letter) to Parent or the Company to finance in whole or in part any of the Financing Uses.

Section 4.11 Investment Intention. Parent is acquiring through the Merger the shares of capital stock of the Surviving Corporation for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act) thereof. Parent understands that the shares of capital stock of the Surviving Corporation have not been registered under the Securities Act and cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available.

ARTICLE V

COVENANTS

Section 5.01 Conduct of Business by the Company Pending the Merger. The Company agrees that between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, except as set forth in Section 5.01 of the Company Disclosure Letter, as expressly contemplated or required by any other provision of this Agreement or as required by applicable Law, any Governmental Entity of competent jurisdiction or the rules or regulations of the NYSE, unless Parent shall otherwise agree in writing (which agreement shall not be unreasonably withheld, delayed or conditioned), the Company will, and will cause each Company Subsidiary to (i) conduct its operations in the ordinary course of business consistent with past practice and (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its key officers and key employees. Without limiting the foregoing, except as set forth in Section 5.01 of the Company Disclosure Letter, as expressly contemplated or required by any other provision of this Agreement or as required by applicable Law, any Governmental Entity of competent jurisdiction or the rules or regulations of the NYSE, the Company shall not, and shall not permit any Company Subsidiary to, between the date of this Agreement and the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(a) amend or propose to amend the Company Charter, the Company By-laws or any equivalent organizational or governing documents of a material Company Subsidiary;

(b) issue, grant, encumber or otherwise dispose of (including, for the avoidance of doubt, in transactions among the Company and the Company Subsidiaries or among Company Subsidiaries), or authorize the issuance, grant, pledge or disposition by the Company or any Company Subsidiary of, any equity interests in the Company or any Company Subsidiary, or securities convertible into, or exchangeable or exercisable for, any such interests, or any rights of any kind to acquire any such equity interests or such convertible or exchangeable securities, other than the issuance of Shares upon the exercise of Company Options and options granted under the Company Stock Purchase Plan, the vesting or settlement of RSU Awards, DSU Awards and Performance Awards in the ordinary course of business consistent with past practice in accordance with their terms and as permitted pursuant to the terms of this Agreement and the agreements evidencing such Company Options, RSU Awards, DSU Awards and Performance Awards, in each case outstanding as of the date of this Agreement or as expressly permitted to be granted pursuant to Section 5.01(b) of the Company Disclosure Letter;

(c) sell, lease, encumber (other than Permitted Liens) or otherwise dispose of any properties or non-cash assets of the Company or a Company Subsidiary with a value in excess of $25 million in the aggregate, except (i) sales or dispositions made in connection with any transaction between or among the Company and any of the wholly-owned Company Subsidiaries or between or among the wholly-owned Company Subsidiaries or (ii) sales or dispositions of inventory or goods or obsolete assets made in the ordinary course of business consistent with past practice;

(d) sell, license, lease, encumber (other than Permitted Liens and licenses granted in the ordinary course of business consistent with past practice) or otherwise dispose of or abandon, allow to lapse or fail to maintain any material Company Intellectual Property Rights owned by the Company or any Company Subsidiary (unless the Company determines in its reasonable business judgment that such abandonment, allowing to lapse or failure to maintain is in the best interests of the Company’s or the Company Subsidiaries’ businesses, as applicable);

(e) declare, set aside, make or pay, any dividend or other distribution with respect to the capital stock of the Company or any non-wholly-owned Company Subsidiary, whether payable in cash, stock, property or a combination thereof other than quarterly dividends to holders of Shares in a per Share amount no greater than the quarterly dividend declared and paid by the Company during the fiscal quarter ended December 31, 2013, with record and payment dates in accordance with the Company’s customary dividend schedule;

(f) other than (i) in the case of wholly-owned Company Subsidiaries or (ii) in connection with the exercise of any outstanding Company Options permitted by the terms of such Company Options as in effect on the date of this Agreement, or the payment of related withholding Taxes, by net exercise or by the tendering of shares, or Tax withholdings on the vesting or payment of RSUs, DSUs and Performance Awards, reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire, directly or indirectly, any of its equity interests or any options, warrants, securities or other rights exchangeable or exercisable for or convertible into any such equity interests;

(g) merge or consolidate the Company or any Company Subsidiary with any person or adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Company Subsidiary;

(h) make or offer to make any acquisition of a material business (including by merger, consolidation or acquisition of stock or assets) or assets of another person, other than (i) acquisitions for consideration that is individually not in excess of $25 million, or in the aggregate not in excess of $25 million or (ii) acquisitions of assets in the ordinary course of business consistent with past practice;

(i) incur any Indebtedness or issue any debt securities, or assume, guarantee or otherwise become liable for the obligations of any person (other than a wholly-owned Company Subsidiary) with respect to any Indebtedness, except (i) in connection with refinancings of existing Indebtedness at the stated maturity of such Indebtedness in the ordinary course of business consistent with past practice in accordance with the terms of the instruments or agreements governing such Indebtedness, but only if the principal amount of such existing Indebtedness is not increased thereby, (ii) for borrowings in the ordinary course of business and in an amount not to exceed $75 million in the aggregate, (iii) in connection with transactions permitted pursuant to Section 5.01(h), (iv) Indebtedness among the Company and the wholly-owned Company Subsidiaries or among the wholly-owned Company Subsidiaries, (v) Indebtedness under the Credit Agreement for working capital purposes in the ordinary course of business, (vi) for any guarantees by the Company of Indebtedness of the wholly-owned Company Subsidiaries or guarantees by the Company Subsidiaries of Indebtedness of the Company or any of the wholly-owned Company Subsidiaries or (vii) obligations in respect of interest rate and currency obligation swaps, hedges or similar arrangements entered into in the ordinary course of business consistent with past practice;

(j) (i) redeem, repurchase, defease, cancel or otherwise acquire any Indebtedness (other than at stated maturity and other than the making of any required amortization payments and mandatory prepayments, in each case in accordance with the terms of the instrument or agreements, as the case may be, governing such Indebtedness as in effect on the date hereof) or (ii) amend or modify in any material respect or terminate (other than at stated maturity in accordance with the terms of the agreements governing such Indebtedness as in effect on the date hereof) any Indebtedness, except in the case of (i) and (ii), obligations in respect of interest rate and currency obligation swaps, hedges or similar arrangements entered into in the ordinary course of business consistent with past practice;

(k) make any loans, advances or capital contributions to, or investments in, any other person (other than any wholly-owned Company Subsidiary) other than (i) loans made in the ordinary course of business not to exceed $10 million in the aggregate and (ii) loans made to any of the Joint Ventures in the ordinary course of business not to exceed $25 million in the aggregate;

(l) except to the extent required by Law or the terms of any existing Company Benefit Plan as in effect on the date hereof or as specifically required by Section 2.03 or Section 5.10: (i) increase the compensation or benefits payable or to become payable to its directors, officers or employees except for (A) annual performance-related merit increases in base salaries made in the ordinary course of business to members of the Company’s Executive Leadership Team by an amount that in the aggregate does not exceed three percent (3%) of such members’ current aggregate annual base salaries, (B) annual performance-related merit increases in base salaries or base wages made in the ordinary course of business to all employees other than members of the Company’s Executive Leadership Team by an amount that in the aggregate does not exceed three percent (3%) of such employees’ current aggregate annual base salaries and base wages and (C) increases in annual bonus opportunities made in the ordinary course of business in accordance with Section 5.01(l) of the Company Disclosure Letter; (ii) other than in the ordinary course of business consistent with past practice in connection with the hiring of new employees or the filling of a vacancy, grant any rights to severance or termination pay or other termination benefit, or enter into any employment or severance agreement; provided that the Company shall not grant any severance rights or termination pay or other termination benefits to, or enter into any employment or severance agreement with, any employee who becomes a member of the Company’s Executive Leadership Team without the prior consent of Parent, which consent shall not be unreasonably withheld, delayed or conditioned; (iii) establish, adopt, enter into any material plan, program, agreement or arrangement that would be a Company Benefit Plan were it in effect on the date of this Agreement, or terminate, modify or amend any existing Company Benefit Plan other than as required by applicable Law or required pursuant to the terms of such Company Benefit Plan as in effect on the date of this Agreement, (iv) enter into any collective bargaining agreement other than with respect to the renewal of any collective bargaining agreements in effect on the date of this Agreement; provided that prior to entering into any such renewal, the Company shall give Parent reasonable notice of such renewal and a copy of the terms of such renewed collective bargaining agreement; or (v) take any action to amend or waive any performance or vesting criteria or accelerate vesting, lapse of restrictions, exercisability or amount or time of funding of any payment or award under any Company Benefit Plan to any current or former director, officer, employee, consultant or independent contractor or increase the rate of contributions or funding required under or pursuant to any Company Benefit Plan;

(m) terminate the employment of any member of the Company’s Executive Leadership Team other than for cause, or hire any new officer or employee who would be a member of the Company’s Executive Leadership Team;

(n) except in each case to the extent required by Law, file any material Tax Return materially inconsistent with past practice, make any material Tax election inconsistent with past practice, or settle or compromise any material Tax claim or assessment by any Governmental Entity;

(o) make any material change in accounting policies or procedures, other than as required by GAAP, applicable Law or any Governmental Entity with competent jurisdiction;

(p) make any capital expenditures that in the aggregate exceed $50 million;

(q) settle or compromise any Proceeding or series of Proceedings other than settlements or compromises of Proceedings that do not, individually or in the aggregate, involve the payment of more than $5 million, and (i) do not involve any injunction or non-monetary relief on the Company or any of the Company Subsidiaries, (ii) provide for a complete release of the Company and the Company Subsidiaries of all claims and (iii) do not provide for any admission of liability by the Company or any Company Subsidiary;

(r) engage in any transaction with, or enter into any agreement, arrangement or understanding with any affiliate of the Company or other person that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the Exchange Act other than those in existence on the date of this Agreement;

(s) (i) amend, modify, terminate, grant any waiver under or give any consent with respect to, any Company Material Contract (other than in the ordinary course of business and, for the avoidance of doubt, any expiration of any Company Material Contract in accordance with its terms), (ii) enter into any Contract which, if in effect prior to the date of this Agreement, would be a Company Material Contract described in clauses (i), (v), (vi), (vii) or (viii) of Section 3.18(b) (in the case of clause (viii), other than Contracts pursuant to which a third party serves as a distributor or supplier for the Company or a Company Subsidiary that are entered into in the ordinary course of business consistent with past practice and contain exclusivity obligations applicable to the Company, any Company Subsidiary or any Joint Venture that are not material to the Company and the Company Subsidiaries taken as a whole) or (iii) enter into any Contract that if entered into prior to the date hereof would constitute a Company Material Contract, other than (x) in the ordinary course of business or (y) any Contract described in the immediately preceding clause (ii);

(t) enter into any new line of business outside of the beverage-alcohol industry; or

(u) authorize or enter into any Contract to do any of the foregoing.

Nothing contained in this Agreement shall give Parent or Sub, directly or indirectly, the right to control or direct the operations of the Company prior to the Effective Time. Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete unilateral control and supervision over its business operations.

Section 5.02 Agreements Concerning Parent and Sub.

(a) During the period from the date of this Agreement through the Effective Time, Sub shall not engage in any activity of any nature except for activities related to or in furtherance of the Transactions (including enforcement of its rights under this Agreement) and the Debt Financing or as provided in or expressly contemplated by this Agreement.

(b) Parent hereby guarantees the due, prompt and faithful payment, performance and discharge by Sub of, and the compliance by Sub with, all of the covenants, agreements, obligations and undertakings of Sub under this Agreement in accordance with the terms of this Agreement, and covenants and agrees to take all actions necessary or advisable to ensure such payment, performance and discharge by Sub hereunder. Parent shall, immediately following execution of this Agreement, approve this Agreement in its capacity as sole stockholder of Sub in accordance with applicable Law and the certificate of incorporation and by-laws of Sub.

Section 5.03 Solicitation; Change of Company Recommendation.

(a) Except as expressly permitted by this Section 5.03, from and after the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VII, the Company shall, and shall cause the Company Subsidiaries to, and the Company and the Company Subsidiaries shall use their respective reasonable best efforts to cause their respective directors, officers, investment bankers, counsel and similarly authorized representatives (collectively, the “Company Representatives”) to, (i) immediately (A) cease any direct or indirect solicitations, discussions or negotiations with any persons that may be ongoing with respect to any Competing Proposal or any potential Competing Proposal, (B) terminate access to any physical or electronic data rooms relating to any potential Competing Proposal and (C) use their respective reasonable best efforts to cause any person and its representatives that has received confidential information concerning the Company or any of the Company Subsidiaries in connection with a potential Competing Proposal to promptly return or destroy the confidential information furnished thereto by or on behalf of the Company or any Company Subsidiary and to destroy all analyses and other material prepared by or on behalf of such person or its representatives that contain, reflect or analyze such information, in each case, in accordance with the applicable confidentiality agreement and (ii) not to, directly or indirectly (A) initiate, solicit or knowingly encourage any inquiry, offer or proposal with respect to, or the submission or announcement of, any Competing Proposal, (B) furnish any non-public information regarding the Company or any Company Subsidiary to any person in connection with or in response to a Competing Proposal or a potential Competing Proposal or (C) participate in any discussions or negotiations with any person with respect to any Competing Proposal or a potential Competing Proposal. In addition, from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VII, (i) neither the Company’s board of directors nor any committee thereof shall (except with respect to Parent and its affiliates and their respective representatives) (x) grant any waiver, amendment or release under any Takeover Statute or (y) grant any waiver, amendment or release under any confidentiality, standstill or similar agreement (or terminate or fail to enforce such agreement) except solely to the extent necessary to allow the other party to such agreement to make a confidential Competing Proposal to the Company’s board of directors and (ii) the Company shall not, and shall cause the Company Subsidiaries not to, reimburse or agree to reimburse the expenses of any other person (other than the Company’s Representatives) in connection with a Competing Proposal or any inquiry, discussion, offer or request that could reasonably be expected to lead to a Competing Proposal.

(b) Notwithstanding anything to the contrary contained in this Agreement, but subject to the last sentence of this Section 5.03(b), if, at any time following the date of this Agreement and prior to the receipt of the Requisite Stockholder Approval, (i) the Company has received a bona fide written Competing Proposal from a person that did not result from a material breach of this Section 5.03 by the Company or any of the Company Subsidiaries or Company Representatives, (ii) the Company’s board of directors determines in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, that such Competing Proposal constitutes or could reasonably be expected to lead to a Superior Proposal and (iii) the Company’s board of directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to take the actions described in clauses (A) and (B) below would be inconsistent with the board of directors’ fiduciary duties to the stockholders of the Company under applicable Law, then the Company may (A) furnish information with respect to the Company and the Company Subsidiaries to the person making such Competing Proposal and its representatives and (B) participate in discussions or negotiations with the person making such Competing Proposal and its representatives regarding such Competing Proposal; provided, however, that the Company (x) will not, will cause the Company Subsidiaries not to, and the Company and the Company Subsidiaries will use their respective reasonable best efforts to cause their respective Company Representatives not to, disclose any non-public information regarding the Company or any of the Company Subsidiaries to such person without first entering into an Acceptable Confidentiality Agreement with such person; (y) will promptly (and in any event within 24 hours) advise Parent of the receipt of any Competing Proposal that constitutes or could reasonably be expected to lead to a Superior Proposal (and shall disclose to Parent the identity of any person making such Competing Proposal and the terms thereof and the other information required to be provided to Parent pursuant to Section 5.03(c)) and (z) will as promptly as practicable (and in any event within 24 hours thereafter) provide to Parent any written information concerning the Company or the Company Subsidiaries provided or made available to such other person (or its representatives), and any material information concerning the Company or the Company Subsidiaries provided to such other person (or its representatives) orally, that was not previously provided or made available to Parent. So long as the Company, the Company Subsidiaries and the Company Representatives have otherwise complied with this Section 5.03, none of the foregoing shall prohibit the Company or the Company Representatives from contacting any person or group of persons that has made a Competing Proposal after the date of this Agreement solely to request the clarification of the terms and conditions thereof so as to determine whether the Competing Proposal constitutes or could reasonably be expected to lead to a Superior Proposal, and, if the Company, the Company Subsidiaries and the Company Representatives have otherwise complied with this Section 5.03, any such actions shall not be a breach of this Section 5.03.

(c) From and after the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement in accordance with Article VII, the Company shall promptly (and in any event within 24 hours) notify Parent of the receipt of any Competing Proposal or any inquiry, proposal, offer or request for information with respect to, or that could reasonably be expected to result in, a Competing Proposal, or any discussions or negotiations sought to be initiated or continued with the Company, any of the Company Subsidiaries or any Company Representatives concerning a Competing Proposal, indicating, in each case, the identity of the person or group of persons making such Competing Proposal, inquiry, offer, proposal or request for information and a copy of any such Competing Proposal (including, if applicable, copies of any documentation constituting the Competing Proposal, including proposed agreements and financing commitments, and any amendments or modifications thereto) or a written summary of the material terms and conditions of such Competing Proposal not made in writing, and thereafter shall keep Parent informed in reasonable detail, on a prompt basis (and in any event within 24 hours), of any material developments or modifications to the terms of such Competing Proposal, inquiry, offer, proposal or request (including, if applicable, copies of any documentation constituting the Competing Proposal, including proposed agreements and financing commitments, and any amendments or modifications thereto) and the status of any such inquiry, proposal, offer, request for information, discussions or negotiations. Notwithstanding anything in this Agreement to the contrary, the Company hereby agrees that it shall not, and shall not permit any Company Subsidiary to, enter into any agreement that prohibits or restricts it from providing to Parent the information contemplated by this Section 5.03(c) or otherwise complying with the other provisions of this Section 5.03.

(d) Notwithstanding anything in this Agreement to the contrary, except as set forth in Section 5.03(e) or Section 5.03(f), neither the Company’s board of directors nor any committee thereof shall (i) adopt, authorize, approve or recommend any Competing Proposal or potential Competing Proposal, or, in each case, publicly propose to do so, (ii) withhold, modify or amend, in a manner adverse to Parent, the Company Recommendation, or in each case publicly propose to do so, or fail to include the Company Recommendation in the Proxy Statement (any action set forth in the foregoing clauses (i) or (ii), a “Change of Company Recommendation”) or (iii) authorize, cause or allow the Company or any of the Company Subsidiaries to enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement or other similar agreement relating to any Competing Proposal or potential Competing Proposal (other than an Acceptable Confidentiality Agreement) or requiring the Company to abandon, terminate or fail to consummate the Transactions.

(e) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the receipt of the Requisite Stockholder Approval, the Company’s board of directors may make a Change of Company Recommendation with respect to a Competing Proposal if, and only if:

(i) (A) such Competing Proposal (that did not result from a material breach of Section 5.03 by the Company or any of the Company Subsidiaries or Company Representatives) is made to the Company by a person and such Competing Proposal is not withdrawn and (B) the Company’s board of directors determines in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, that such Competing Proposal constitutes a Superior Proposal;

(ii) the Company provides Parent prior written notice of the Company’s intention to make a Change of Company Recommendation or terminate this Agreement pursuant to Section 7.01(f) (a “Notice of Change of Recommendation”), which notice shall identify the person making such Superior Proposal and include copies of the documentation constituting such Superior Proposal, including proposed agreements and financing commitments, and any amendments or modifications thereto (it being agreed that the delivery of the Notice of Change of Recommendation by the Company shall not constitute a Change of Company Recommendation);

(iii) the Company has negotiated, and has used its reasonable best efforts to cause the Company Representatives to negotiate, in good faith with Parent and its affiliates and their respective representatives with respect to any changes to the terms and conditions of this Agreement and any other agreements relating to the Transactions for at least five (5) Business Days following receipt by Parent of such Notice of Change of Recommendation (it being understood and agreed that any amendment or modification to any material term or condition (including any financial term or any termination fee, expense reimbursement provision or any term or condition relating to conditionality or the timing of consummation) of such Superior Proposal shall require the Company to deliver a new Notice of Change of Recommendation to Parent with respect to such amendment or modification and an additional two (2) Business Day period from the date of such notice during which the Company shall comply again with this Section 5.03(e)(i)-(iii)); and

(iv) taking into account any changes to the terms and conditions of this Agreement and any other agreements relating to the Transactions proposed by Parent to the Company, the Company’s board of directors has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that such Competing Proposal would continue to constitute a Superior Proposal if such changes offered in writing by Parent were to be given effect.

(f) Other than in connection with a Competing Proposal (which shall be subject to Section 5.03(e) and shall not be subject to this Section 5.03(f)), nothing in this Agreement shall prohibit or restrict the Company’s board of directors from, prior to the receipt of the Requisite Stockholder Approval, withholding, modifying or amending, in a manner adverse to Parent, the Company Recommendation if the Company’s board of directors determines in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, that the failure of the Company’s board of directors to effect a Change of Company Recommendation would be reasonably likely to be inconsistent with its fiduciary duties under applicable Law; provided, that, (A) the Company shall give Parent advance written notice of its intention to take such action, which notice shall specify in reasonable detail the facts and circumstances underlying the Company’s board of directors determination that the failure to effect a Change of Company Recommendation would be inconsistent with its fiduciary duties under applicable Law (it being agreed that the delivery of such notice by the Company shall not constitute a Change of Company Recommendation), (B) the Company shall negotiate and shall use its reasonable best efforts to cause the Company Representatives to negotiate, in good faith with Parent and its affiliates and their respective representatives with respect to any changes to the terms and conditions of this Agreement and any other agreements relating to the Transactions for at least five (5) Business Days following receipt by Parent of such notice (it being understood and agreed that following receipt by Parent of such notice but prior to the determination by the Company’s board of directors to effect a Change of Company Recommendation any material change relating to the facts and circumstances underlying such determination shall require the Company to deliver a new notice pursuant to this Section 5.03(f) and an additional two (2) Business Day period from the date of such notice during which the Company shall comply again with this Section 5.03(f)(A)-(B)) and (C) after taking into account any changes to the terms and conditions of this Agreement and any other agreements relating to the Transactions proposed by Parent, the Company’s board of directors has determined in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, that the failure to effect a Change of Company Recommendation would be inconsistent with its fiduciary duties under applicable Law.

(g) Nothing contained in this Section 5.03 shall prohibit the Company’s board of directors from (i) disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of the Company if the Company’s board of directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to make such disclosure would be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law (for the avoidance of doubt, it being agreed that the issuance by the Company or the Company’s board of directors of a “stop, look and listen” statement pending disclosure of its position, as contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act, shall not constitute a Change of Company Recommendation); provided, however, that neither the Company’s board of directors nor any committee thereof may effect a Change of Company Recommendation except pursuant to and in accordance with Section 5.03(e) or Section 5.03(f).

Section 5.04 Access to Information. From the date of this Agreement to the Effective Time, the Company shall, and shall cause each Company Subsidiary to: (a) provide to Parent and Sub and their respective representatives reasonable access during normal business hours in such a manner as not to unreasonably interfere with the operation of any business conducted by the Company or any Company Subsidiary, upon prior written notice to the Company, to the officers, employees, Contracts, properties, offices and other facilities of the Company and the Company Subsidiaries and to the books and records thereof; and (b) furnish promptly such information concerning the business, properties, Contracts, officers, employees, assets and liabilities of the Company and Company Subsidiaries as Parent or its representatives may reasonably request; provided, however, that the Company shall not be required to (or to cause any Company Subsidiary to) afford such access or furnish such information to the extent that the Company believes in good faith that doing so would: (i) result in the loss of attorney-client privilege (provided that the Company shall use its reasonable best efforts to allow for such access or disclosure in a manner that does not result in a loss of attorney-client privilege); (ii) violate any confidentiality obligations of the Company or any Company Subsidiary to any third person or otherwise breach, contravene or violate any then effective Contract to which the Company or any Company Subsidiary is party (provided that the Company shall use its reasonable best efforts to allow for such access or disclosure in a manner that does not result in any such violation, breach or contravention); (iii) result in a competitor of the Company or any Company Subsidiary receiving information that is competitively sensitive (provided that the Company shall use its reasonable best efforts to allow for such access or disclosure to Parent, Sub and their respective representatives in a manner that does not give rise to material competitive concerns, including through providing access or disclosure to “clean teams” of Parent, Sub and their respective representatives); or (iv) breach, contravene or violate any applicable Law (including the HSR Act or any other Antitrust Law) (provided that the Company shall use its reasonable best efforts to allow for such access or disclosure in a manner that does not result in a breach, violation or contravention). Parent shall, and shall cause each of its Subsidiaries and its and their respective representatives to, hold all information provided or furnished pursuant to this Section 5.04 confidential in accordance with the terms of the Confidentiality Agreement. During any visit to the business or property sites of the Company or any of the Company Subsidiaries, each of Parent and Sub shall, and shall cause their respective representatives accessing such properties to, comply with all applicable Laws and all of the Company’s and the Company Subsidiaries’ reasonable safety and security procedures. Notwithstanding anything to the contrary contained in this Section 5.04, from the date of this Agreement to the Effective Time, none of Parent, Sub or any of their respective affiliates shall conduct, without the prior written consent of the Company, any environmental investigation at any real property owned or leased by the Company that involves any sampling or other intrusive investigation of air, surface water, groundwater or soil at such real property. No access or information provided pursuant to this Section 5.04 will affect any of the representations or warranties made by the Company in this Agreement or the conditions hereunder to the obligations of the parties hereto.

Section 5.05 Appropriate Action; Consents; Filings.

(a) Subject to the terms and conditions of this Agreement and applicable Law, each of Parent and the Company shall (and Parent shall cause each of its affiliates to and the Company shall cause each of the Company Subsidiaries to) use its reasonable best efforts to take all actions necessary or advisable to consummate the Transactions and to cause the conditions set forth in Article VI to be satisfied. Without limiting the generality of the foregoing, Parent shall (and shall cause Sub and each of Parent’s or Sub’s affiliates to) and the Company shall (and shall cause each of the Company Subsidiaries to) use its reasonable best efforts to (i) promptly obtain all actions or nonactions, consents, Permits (including Environmental Permits), waivers, approvals, authorizations and orders from Governmental Entities or other persons necessary or advisable in connection with the consummation of the Transactions, (ii) as promptly as practicable (and, with respect to the filing required to be made under the HSR Act, within fifteen (15) Business Days after the date of this Agreement and with respect to the filings required to be made outside of the United States, within twenty-five (25) Business Days after the date of this Agreement (which, for the avoidance of doubt, shall only require that the initial filings be made during such twenty-five (25) Business Day period)) make and not withdraw (without the Company’s consent) all registrations and filings with any Governmental Entity or other persons necessary or advisable in connection with the consummation of the Transactions, including the filings required of the parties or their “ultimate parent entities” under the HSR Act or any other Antitrust Law, and promptly make any further filings pursuant thereto that may be necessary or advisable, (iii) defend all lawsuits or other legal, regulatory, administrative or other Proceedings to which it or any of its affiliates is a party challenging or affecting this Agreement or the consummation of the Transactions, in each case until the issuance of a final, non-appealable order with respect to, or settlement of, each such lawsuit or other Proceeding, (iv) seek to have lifted or rescinded any injunction or restraining order which prevents the parties from consummating the Transactions, in each case until the issuance of a final, non-appealable order with respect thereto or the settlement thereof, (v) seek to resolve any objection or assertion by any Governmental Entity challenging this Agreement or the Transactions and (vi) execute and deliver any additional instruments necessary or advisable to consummate the Transactions; provided, however, that notwithstanding the foregoing or the immediately preceding sentence, in no event shall Parent or any of its affiliates be required to pay any fee, penalty or other consideration to any third party to obtain any consent or approval under any Contract (it being acknowledged and agreed, for the avoidance of doubt, that Parent shall pay any fee required to be paid by Parent to a Governmental Entity at the time of making any of the registrations and filings described in clause (ii) above).

(b) In furtherance of the obligations set forth in Section 5.05(a), (i) Parent shall promptly take (and shall cause each of its affiliates to take) any and all actions necessary or advisable in order to avoid or eliminate each and every impediment to the consummation of the Transactions and obtain all approvals and consents, in each case, under any Antitrust Laws that may be required by any foreign or U.S. federal, state or local Governmental Entity, in each case with competent jurisdiction, so as to enable the parties to consummate the Transactions as promptly as practicable, including accepting operational restrictions or limitations on, and committing to or effecting, by consent decree, hold separate orders, trust or otherwise, the sale, license, disposition or holding separate of, such assets or businesses of Parent, Sub, the Company, the Surviving Corporation or any of their respective affiliates (and the entry into agreements with, and submission to decrees, judgments, injunctions or orders of such Governmental Entity) as may be required to obtain such approvals or consents of such Governmental Entities or to avoid the entry of, or to effect the dissolution of or vacate or lift, any decrees, judgments, injunctions or orders under any Antitrust Laws that would otherwise have the effect of preventing or materially delaying the consummation of the Transactions, subject to, in each case, the condition that the Transactions actually occur and (ii) the Company shall make, subject to the condition that the Transactions actually occur, any undertakings (including undertakings to accept operational restrictions or limitations or to make sales or other dispositions, provided that such restrictions, limitations, sales or other dispositions are conditioned upon the consummation of the Transactions) as are required to obtain such approvals or consents of such Governmental Entities or to avoid the entry of, or to effect the dissolution of or vacate or lift, any such decrees, judgments, injunctions or orders that would otherwise have the effect of preventing or materially delaying the consummation of the Transactions and the Company shall take any other actions and refrain from taking any other actions that Parent is required to take or refrain from taking pursuant to this Section 5.05(b). Neither Parent nor Sub, directly or indirectly, through one or more of their respective affiliates, shall acquire or make any investment in any person or any division or assets thereof, that would reasonably be expected to cause a material delay in the satisfaction of the conditions contained in Section 6.01(b). Parent shall have the sole and exclusive right to direct and control any litigation, negotiation or other action, with counsel of its own choosing, in connection with obtaining any approvals or consents that may be required under Antitrust Laws to consummate the Transactions and the Company agrees to cooperate with Parent with respect thereto.

(c) Without limiting the generality of anything contained in this Section 5.05, each party hereto shall: (i) give the other parties prompt notice of the making or commencement of any request, inquiry, investigation or legal Proceeding by or before any Governmental Entity with respect to the Transactions; (ii) keep the other parties informed as to the status of any such request, inquiry, investigation or legal Proceeding; and (iii) promptly inform the other parties of any communication to or from the FTC, the Antitrust Division or any other Governmental Entity regarding the Transactions. Each party hereto will consult and cooperate with the other parties and will consider in good faith the views of the other parties in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted to any Governmental Entity in connection with the Transactions. In addition, except as may be prohibited by any Governmental Entity or by any Law, in connection with any such request, inquiry, investigation or legal Proceeding, each party hereto will permit authorized representatives of the other parties to be present at each meeting or conference with such Governmental Entity relating to such request, inquiry, investigation or legal Proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any such Governmental Entity in connection with such request, inquiry, investigation or legal Proceeding; provided, however, that documents and other materials described in this Section 5.05(c) may be redacted (i) to remove references concerning the valuation of the Company and the Company Subsidiaries, (ii) as necessary to comply with contractual arrangements or applicable Laws and (iii) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

(d) To the extent not previously provided by the Company to Parent prior to the date hereof, the Company shall deliver to Parent promptly after the date hereof (and in any event within five (5) Business Days after the date hereof) the information, documents and materials reasonably requested by Parent prior to the date hereof in order to determine whether any filing, clearance, notice or approval under any Antitrust Law (each, a “Competition Approval”) (other than under the HSR Act or pursuant to the Antitrust Laws of the jurisdictions set forth on Section 6.01(b) of the Company Disclosure Letter as of the date hereof) is required in connection with the Transactions. Parent shall be entitled to request any additional information, documents and materials that Parent believes in good faith are required in order to determine whether any such Competition Approvals are required in connection with the Transactions; provided, however, that any such request shall be made promptly (and in any event within three (3) Business Days after the receipt of the information, documents and materials delivered by the Company pursuant to the immediately preceding sentence). The Company shall deliver to Parent promptly (and in any event within three (3) Business Days) the information, documents and materials requested by Parent in accordance with the immediately preceding sentence. If the information, documents and materials delivered pursuant to the first or third sentences of this Section 5.05(d) are not consistent with, or reveal information that is incremental to, the information, documents and materials delivered to Parent prior to the date of this Agreement and, solely due to such inconsistency or new information, Parent or the Company determines in good faith within one (1) Business Day following the receipt of the information, documents and materials requested in accordance with the immediately preceding sentence, that (x) a Competition Approval is required in a jurisdiction that is not listed on Section 6.01(b) of the Company Disclosure Letter as of the date of this Agreement and (y) the failure to obtain such Competition Approval in such jurisdiction could result in material financial or material legal consequences, Parent or the Company, as applicable, shall give notice to the other party of such determination and Parent and the Company shall negotiate in good faith to amend or modify Section 6.01(b) of the Company Disclosure Letter in order to include such jurisdiction. Parent and the Company agree that, so long as the Company has complied in all material respects with its obligations pursuant to the preceding provisions of this Section 5.05(d), in no event shall any such notice be provided by Parent or the Company at any time following the 12th Business Day after the date hereof. If, following the receipt by Parent of the information, documents and materials delivered pursuant to the first three sentences of this Section 5.05(d), Parent or the Company determines in good faith that no Competition Approval is required in a jurisdiction listed on Section 6.01(b) of the Company Disclosure Letter as of the date hereof, Parent or the Company, as applicable, shall give notice to the other party of such determination and Parent and the Company shall negotiate in good faith to amend or modify Section 6.01(b) of the Company Disclosure Letter in order to remove such jurisdiction therefrom.

Section 5.06 Financing. (a) Parent and Sub shall not agree to any amendment or modification to, or grant any waiver of, any provision under the Debt Commitment Letter without the prior written consent of the Company if such amendment, modification or waiver would (i) impose new or additional conditions, or otherwise amend or modify any of the conditions in a manner that is adverse to Parent, Sub or the Company, to the receipt of the Debt Financing, (ii) delay or extend the timing of, or prevent or make less likely to occur, the funding of the commitments thereunder, (iii) reduce the aggregate cash amount of the funding commitments thereunder, (iv) delay or prevent the Closing, (v) shorten the period that the commitments are available thereunder, (vi) modify the choice of law provisions with respect thereto or (vii) adversely impact the ability of the Parent to enforce its rights against the other parties to the Debt Commitment Letter or the definitive agreements with respect thereto or the ability of Parent or Sub to consummate the transactions contemplated by this Agreement (the foregoing clauses (i) through (vii), the “Prohibited Changes”). Notwithstanding the foregoing or any provision of this Agreement to the contrary, Parent and Sub shall be entitled to replace the Debt Commitment Letter by entering into definitive documentation with respect to the Debt Financing on or prior to the Closing so long as such definitive documentation is on terms and conditions consistent with the Debt Commitment Letter and would not result in Prohibited Changes. Parent and Sub acknowledge and agree that their obligations hereunder, including their obligations to consummate the Transactions, are not subject to, or conditioned on, receipt of the Debt Financing or any other financing. Neither Parent nor Sub will prior to the receipt of the Requisite Stockholder Approval, directly or indirectly, enter into an exclusivity, lock-up or other similar agreement, arrangement or binding understanding with any bank or investment bank or other potential provider of debt or equity financing that prohibits such provider from providing or seeking to provide services, including debt or equity financing, to any third person in connection with a transaction relating to the Company or the Company Subsidiaries (including in connection with the making of any Competing Proposal) in connection with the Transactions.

(b) Financing Assistance. In connection with Parent’s financing in connection with the Transaction (including the Debt Financing) (the “Parent Financing”), prior to the Closing, the Company shall provide to Parent and Sub, at Parent’s sole expense, customary cooperation reasonably requested by Parent and Sub that is necessary in connection with the arrangement and consummation of the Parent Financing, including (in each case, to the extent reasonably requested):

(i) participating in a reasonable number of meetings, due diligence sessions, drafting sessions and sessions between senior management and the sources of the Parent Financing;

(ii) providing reasonable and customary assistance with the preparation of documents customarily required in connection with bank debt financings and, to the extent required under the Debt Commitment Letter, providing all documentation and other information relating to the Company or any of the Company Subsidiaries required thereunder (but subject to Section 5.06(c)), including any documentation or other information reasonably required by bank regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2001;

(iii) using reasonable best efforts to assist Parent in obtaining surveys, legal opinions from local outside counsel (and not internal counsel or New York or Delaware counsel) and title insurance as reasonably requested by Parent or Sub for the Parent Financing; and

(iv) (A) taking all actions reasonably necessary to (1) permit the sources involved in the Parent Financing to evaluate the Company and the Company Subsidiaries’ current assets, and cash management and accounting systems, policies and procedures relating thereto, for the purpose of establishing collateral arrangements to the extent reasonable and customary, (2) establish customary bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing and (3) permit representatives of the prospective lenders to conduct customary commercial field examinations, customary inventory appraisals and a customary appraisal of the Owned Real Property and (B) using commercially reasonable efforts to make audits and appraisals delivered for purposes of any credit facility available to Parent.

(c) Notwithstanding anything to the contrary contained in Section 5.06(b), (i) nothing in this Agreement shall require any cooperation or other action to the extent it would materially interfere with the business or operations of the Company or any of the Company Subsidiaries, (ii) neither the Company nor any of the Company Subsidiaries shall be required to commit to take any action that is not contingent upon the Closing (including the entry into any agreement or instrument) or that would be effective at or prior to the Effective Time and (iii) the board of directors of the Company and the board of directors (or other governing body) of any of the Company Subsidiaries shall not be required to approve any financing or agreements related thereto (or any alternative financing) at or prior to the Effective Time.

(d) Notwithstanding anything to the contrary contained in Section 5.06(b), neither the Company nor any of the Company Subsidiaries shall be required to pay any commitment or other similar fee or make any other payment (other than for minimal reasonable out-of-pocket costs that are reimbursed by Parent as provided below in this Section 5.06(d)) or incur any other liability or obligation or provide or agree to provide any indemnity in connection with the Parent Financing or any action taken in accordance with Section 5.06(b) prior to the Effective Time. Parent shall indemnify and hold harmless the Company, the Company Subsidiaries and the Company Representatives from and against any and all liabilities, losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the Parent Financing (including any action taken in accordance with Section 5.06(b)) and any information utilized in connection therewith (other than historical information provided by the Company or the Company Subsidiaries). Parent shall, promptly upon request by the Company, reimburse the Company for all documented and reasonable out-of-pocket costs incurred by the Company or any of the Company Subsidiaries in connection with this Section 5.06(d).

(e) Neither Parent nor Sub shall release or consent to the termination of the obligations of the Debt Financing Source, except for assignments and replacements of any party providing a commitment under the express terms of or in connection with the syndication of the Debt Commitment Letter or as permitted under Section 5.06(a).

Section 5.07 Public Announcements. The initial press release issued by Parent and the Company concerning this Agreement and the Transactions shall be a joint press release, and thereafter, except with respect to any Change of Company Recommendation, Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Transactions and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, fiduciary duties or by obligations pursuant to any listing agreement with any national securities exchange.

Section 5.08 Directors & Officers Indemnification and Insurance.

(a) Indemnification. From and after the Effective Time, Parent shall cause the Surviving Corporation to, to the fullest extent permitted by applicable Law, indemnify, defend and hold harmless each current or former director, officer or employee of the Company or any of the Company Subsidiaries, each fiduciary under benefit plans of the Company or any of the Company Subsidiaries and each such person who served at the request of the Company or any of the Company Subsidiaries as a director, officer or employee of another person or benefit plan fiduciary (each an “Indemnified Party” and collectively, the “Indemnified Parties”) against (i) all losses, expenses (including reasonable attorneys’ fees and expenses), judgments, fines, claims, damages or liabilities or, subject to the proviso of the next succeeding sentence, amounts paid in settlement, arising out of actions or omissions occurring at or prior to the Effective Time (and whether asserted or claimed prior to, at or after the Effective Time) to the extent that they are based on or arise out of the fact that such person is or was a director, officer, employee or fiduciary under benefit plans or served at the request of the Company or any of the Company Subsidiaries as a director, officer or employee of another person or benefit plan fiduciary (the “Indemnified Liabilities”), and (ii) all Indemnified Liabilities to the extent they are based on or arise out of or pertain to the Transactions, whether asserted or claimed prior to, at or after the Effective Time, and including any expenses incurred in enforcing such person’s rights under this Section 5.08. In the event of any such loss, expense, claim, damage or liability (whether or not asserted before the Effective Time), the Surviving Corporation shall pay the reasonable fees and expenses of counsel selected by the Indemnified Parties promptly after statements therefor are received and otherwise advance to such Indemnified Party upon request, reimbursement of documented expenses reasonably incurred (provided that the person to whom expenses are advanced provides an undertaking to repay such advance if it is determined by a final and non-appealable judgment of a court of competent jurisdiction that such person is not legally entitled to indemnification under Law).

(b) Insurance. The Company shall be permitted to, prior to the Effective Time, and if the Company fails to do so, Parent shall cause the Surviving Corporation to, obtain and fully pay the premium for an insurance and indemnification policy that provides coverage for a period of six (6) years from and after the Effective Time for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate to the intended beneficiaries thereof than the Company’s existing directors’ and officers’ liability insurance policy; provided that the Company shall not, and Parent and the Surviving Corporation shall not be required to, pay a premium for the D&O Insurance in excess of 300% of the annual premium paid as of the date of this Agreement by the Company for such insurance; provided, further, that if the premium of such insurance coverage exceeds such amount, the Company may, or Parent shall, obtain a policy which, in its good faith determination, provides the greatest coverage available for a cost not exceeding such amount. If the Company and the Surviving Corporation for any reason fail to obtain such “tail” insurance policy, (i) the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, continue to maintain in effect for a period of six (6) years from and after the Effective Time (and for so long thereafter as any claims brought before the end of such six-year period thereunder are being adjudicated) the D&O Insurance in place as of the date of this Agreement with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement, or (ii) the Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, purchase comparable D&O Insurance for such six-year period (and for so long thereafter as any claims brought before the end of such six-year period thereunder are being adjudicated) with terms, conditions, retentions and limits of liability that are at least as favorable as provided in the Company’s existing policies as of the date of this Agreement; provided that, in the case of clause (i) and clause (ii), Parent and the Surviving Corporation shall not be required to pay a premium for the D&O Insurance in excess of 300% of the annual premium paid as of the date of this Agreement by the Company for such insurance; provided, further, that, in the case of clause (i) and clause (ii), if the premium of such insurance coverage exceeds such amount, Parent shall obtain a policy which, in its good faith determination, provides the greatest coverage available for a cost not exceeding such amount.

(c) Successors. In the event the Surviving Corporation, Parent or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then and in either such case, proper provisions shall be made so that the successors, assigns or transferees of the Surviving Corporation or Parent shall assume the obligations set forth in this Section 5.08.

(d) Continuation. For six (6) years from and after the Effective Time, the certificate of incorporation and by-laws of the Surviving Corporation and the certificate of incorporation and by-laws (or other similar documents) of each Company Subsidiary shall contain provisions no less favorable with respect to exculpation, indemnification and advancement of expenses for periods at or prior to the Effective Time than are set forth in the Company Charter, the Company By-Laws or the equivalent organizational documents of any Company Subsidiary as of the date of this Agreement.

(e) Benefit. The provisions of this Section 5.08 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, each Indemnified Party’s heirs, executors or administrators, shall be binding on all successors and assigns of Parent, the Company and the Surviving Corporation and shall not be amended in a manner that is adverse to any Indemnified Parties (including their successors, assigns and heirs) without the consent of the Indemnified Party (including the successors, assigns and heirs) affected thereby.

(f) Non-Exclusivity. The provisions of this Section 5.08 are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by contract or otherwise. Nothing in this Agreement, including this Section 5.08, is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Company, any of the Company Subsidiaries or the Indemnified Parties, it being understood and agreed that the indemnification provided for in this Section 5.08 is not prior to, or in substitution for, any such claims under any such policies.

Section 5.09 Takeover Statutes. The parties shall (a) take all action necessary so that no Takeover Statute is or becomes applicable to the Transactions and (b) if any Takeover Statute is or becomes applicable to any of the Transactions, take all action necessary so that such Transaction may be consummated as promptly as practicable on the terms contemplated by this

Agreement and otherwise act to eliminate or minimize (to the greatest extent practicable) the effects of such Takeover Statute on such Transaction.

Section 5.10 Employee Benefit Matters.

(a) From and after the Effective Time and for a period ending on the first anniversary of the Effective Time (the “Benefit Protection Period”), Parent shall provide or cause its Subsidiaries, including the Surviving Corporation, to provide (i) base salary, wages and commission opportunities to each individual who is an employee of the Company or a Company Subsidiary immediately prior to the Effective Time (each, a “Company Employee”) at a rate that is no less favorable than the rate of base salary, wages or commission opportunities provided to such Company Employee immediately prior to the Effective Time, (ii) an annual bonus opportunity to each Company Employee that is not less favorable than the annual bonus opportunity provided to such Company Employee for the calendar year in which the Effective Time occurs, (iii) severance benefits to each Company Employee that are no less favorable than the severance benefits provided under the severance plan, policy or agreement in effect for the benefit of such Company Employee immediately prior to the Effective Time, (iv) long-term incentive compensation opportunities to each Company Employee that are substantially comparable to the long-term incentive compensation opportunities provided to such Company Employee for the calendar year in which the Effective Time occurs, which may be provided in the form of equity-based awards, cash-based awards or a combination thereof and (v) other compensation and benefits (including paid-time off) to each Company Employee that are substantially comparable, in the aggregate, to the other compensation and benefits provided to such Company Employee immediately prior to the Effective Time.

(b) Without limiting the generality of Section 5.10(a), from and after the Effective Time, the Surviving Corporation shall assume, honor and continue all of the Company’s and the Company Subsidiaries’ Company Benefit Plans that are employment, severance, retention and termination plans, policies, programs, agreements and arrangements (including any change in control or severance agreement between the Company or any Company Subsidiary and any Company Employee), in each case, in accordance with their terms as in effect immediately prior to the date of this Agreement or to the extent amended in accordance with the terms of this Agreement as in effect prior to the Effective Time, including with respect to any payments, benefits or rights arising as a result of the Transactions (either alone or in combination with any other event).

(c) Under any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, but without regard to whether the applicable plan is subject to ERISA) and any other employee benefit plan, program, policy or arrangement maintained by Parent or any of its Subsidiaries, including the Surviving Corporation, for purposes of eligibility to participate, level of benefits and vesting and, for purposes of vacation, paid time off and severance plans only, benefit accrual, each Company Employee’s service with or otherwise credited by the Company or any Company Subsidiary shall be treated as service with Parent or any of its Subsidiaries, including the Surviving Corporation; provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

(d) Parent shall, or shall cause its Subsidiaries, including the Surviving Corporation, to waive, or cause to be waived, any pre-existing condition limitations, exclusions, actively at work requirements and waiting periods under any welfare benefit plan maintained by Parent or any of its Subsidiaries, including the Surviving Corporation, in which Company Employees (and their eligible dependents) will be eligible to participate from and after the Effective Time, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Company Benefit Plan immediately prior to the Effective Time. Parent shall, or shall cause its Subsidiaries, including the Surviving Corporation, to recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Company Employee (and his or her eligible dependents) during the calendar year in which the Effective Time occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Company Employee (and dependents) will be eligible to participate from and after the Effective Time.

(e) Following the date of this Agreement and prior to the Effective Time, the Company may implement a retention plan for the benefit of employees of the Company and the Company Subsidiaries which shall provide for retention benefits to such employees in an aggregate amount not to exceed $18,000,000; provided that the Company shall inform Parent of the terms of any such plan and any retention bonus opportunities granted under such plan.

(f) Notwithstanding the foregoing, nothing contained in this Agreement shall (i) be treated as an amendment or modification of any Company Benefit Plan, (ii) give any employee or former employee or any other individual associated therewith or any employee benefit plan or trustee thereof or any other third person any third-party beneficiary rights or other right to enforce the provisions of this Section 5.10 or (iii) obligate Parent, the Surviving Corporation or any of their affiliates to (A) maintain any particular benefit plan, except in accordance with the terms of such plan or (B) retain the employment of any particular employee.

(g) The Company shall provide Parent, with a copy of any material written communications intended for broad-based and general distribution to any current or former employees of the Company or any of the Company Subsidiaries if such communications relate to the Transactions and will provide Parent with a reasonable opportunity to review such communications prior to distribution, and Parent shall not unreasonably delay its review of any such proposed communication.

Section 5.11 Expenses. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the Merger and the other Transactions, shall be paid by the party incurring such expense. Parent shall, or shall cause the Surviving Corporation to pay all charges and expenses of the Paying Agent in connection with the transactions contemplated in Article II. All Transfer Taxes incurred in connection with the Transactions shall be paid when due by Parent, Sub or, after the Closing, the Surviving Corporation.

Section 5.12 Credit Agreement. At least three (3) Business Days prior to the date on which Parent reasonably anticipates that the Effective Time will occur, Parent will instruct the Company to, and the Company shall, deliver notice of the Company’s election to terminate any

Revolving Commitments (as defined in that certain Credit Agreement, dated as of December 14, 2011 (the “Credit Agreement”), among the Company, the lenders party thereto and JPMorgan Chase Bank, N.A., as administrative agent) and the Credit Agreement, in each case pursuant to and in accordance with the Credit Agreement and with such notice being conditional upon the effectiveness of the credit facilities contemplated by the Debt Financing.

Section 5.13 Proxy Statement; Stockholder Approval.

(a) As soon as practicable following the date of this Agreement, and in any event within fifteen (15) Business Days after the date hereof, the Company shall file with the SEC a preliminary Proxy Statement. Parent shall cooperate with the Company in the preparation of the Proxy Statement, and furnish all information concerning Parent and Sub that is necessary or appropriate in connection with the preparation of the Proxy Statement. The Company will respond promptly to any comments from the SEC or the staff of the SEC on the Proxy Statement. The Company shall use its reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders as promptly as practicable (and in event within five (5) Business Days after the resolution of any comments from the SEC or the staff of the SEC with respect to the preliminary Proxy Statement (such date, the “Clearance Date”)). No filing of, or amendment or supplement to, or response to staff comments on, the Proxy Statement will be made by the Company, without providing Parent and its counsel a reasonable opportunity to review and comment thereon and giving due consideration to such comments. If at any time prior to the Company Meeting (or any adjournment or postponement thereof) any information relating to the Company or Parent, or any of their respective affiliates, directors or officers, is discovered by the Company or Parent which is required to be set forth in an amendment or supplement to the Proxy Statement, so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and the Company shall promptly file an appropriate amendment or supplement describing such information with the SEC and, to the extent required by applicable Law, disseminate such amendment or supplement to the stockholders of the Company. The Company shall notify Parent promptly of the receipt of any comments from the SEC or the staff of the SEC and of any request by the SEC or the staff of the SEC for amendments or supplements to the Proxy Statement or for additional information and shall supply Parent with copies of all correspondence between the Company or any of its representatives, on the one hand, and the SEC or the staff of the SEC, on the other hand, with respect to the Proxy Statement, or the Transactions.

(b) The Company shall, as soon as reasonably practicable following the Clearance Date, take all actions necessary to duly call, give notice of, convene and hold a meeting of its stockholders (the “Company Meeting”) as soon as possible following the Clearance Date, in accordance with applicable Laws, the Company Charter and the Company By-laws; provided that (i) the Company may, in its reasonable discretion, postpone or adjourn the Company Meeting after consultation with Parent, (A) to the extent necessary to ensure that any required supplement or amendment to the Proxy Statement is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Meeting, (B) if as of the time for which the Company Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Meeting or to the extent that at such time the Company has not received proxies sufficient to allow the receipt of the Requisite Stockholder Approval at the Company Meeting or (C) to allow time for the filing and dissemination of any supplemental or amended disclosure document that the Company’s board of directors has determined in good faith (after consultation with the Company’s outside legal counsel) is necessary or required to be filed and disseminated under applicable Laws and (ii) the Company shall postpone or adjourn the Company Meeting for any period of time necessary for the Company to comply with its obligations under Section 5.03(e) and Section 5.03(f). In connection with the Company Meeting, the Company shall (i) unless there has been a Change of Company Recommendation in accordance with Section 5.03(f), use reasonable best efforts to obtain the Requisite Stockholder Approval and (ii) otherwise comply with all legal requirements applicable to such meeting. The Company shall include in the Proxy Statement the Company Recommendation, unless there has been a Change of Company Recommendation in accordance with Section 5.03(f). Without limiting the generality of the foregoing, the Company shall submit the Merger and this Agreement for the approval of its stockholders at the Company Meeting whether or not a Change of Company Recommendation shall have occurred or a Competing Proposal shall have been publicly announced or otherwise made known to the Company, its board of directors, its representatives or its stockholders.

Section 5.14 Rule 16b-3 Matters. Notwithstanding anything to the contrary contained in this Agreement, the Company shall be permitted to take such actions as may be reasonably necessary or advisable to ensure that the dispositions of equity securities of the Company (including derivative securities) by any officer or director of the Company who is subject to Section 16 of the Exchange Act pursuant to the Transactions are exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.15 Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Laws and rules and policies of the NYSE to cause the delisting of the Company and of the Shares from the NYSE as promptly as practicable after the Effective Time and the deregistration of the Shares under the Exchange Act as promptly as practicable after such delisting.

Section 5.16 Notification of Certain Matters. Each party shall give prompt notice to the other party of any notice or other communication from any other person alleging that the consent of such person is or may be required in connection with the Transactions contemplated by this Agreement; provided, that the delivery of any notice pursuant to this Section 5.16 shall not limit or otherwise affect the remedies available hereunder.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.01 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction (or, to the extent permitted by Law, mutual waiver by both the Company and Parent) at or prior to the Effective Time of each of the following conditions:

(a) Requisite Stockholder Approval. The Requisite Stockholder Approval shall have been obtained in accordance with the DGCL;

(b) Regulatory Authorizations. (i) Any applicable waiting period (or any extensions thereof) under the HSR Act relating to the consummation of the Merger shall have expired or been terminated and (ii) all filings, clearances, notices, waiting periods (or any extensions thereof) and approvals with respect to the jurisdictions set forth on Section 6.01(b) of the Company Disclosure Letter (as Section 6.01(b) of the Company Disclosure Letter may be amended or modified from time to time after the date hereof in accordance with Section 5.05(d)) shall have been made, obtained or terminated or shall have expired, as applicable; and

(c) No Injunction. No Governmental Entity of competent jurisdiction shall have issued, enacted, entered, promulgated or enforced any Law that is in effect and renders the consummation of the Merger illegal, or prohibits, enjoins or otherwise prevents the Merger; provided, however, that the condition in this Section 6.01(c) shall not be available to any party whose failure to fulfill its obligations pursuant to Section 5.05 results in the failure of the condition to be satisfied.

Section 6.02 Conditions to Obligations of Parent and Sub. The obligations of Parent and Sub to effect the Merger shall be further subject to the satisfaction (or waiver by Parent ) at or prior to the Effective Time of each of the following conditions:

(a) (i) the representations and warranties of the Company contained in this Agreement (other than the representations and warranties of the Company set forth in the first sentence of Section 3.01(a), the first sentence of Section 3.01(b), Section 3.02(a), Section 3.02(b), Section 3.02(d), Section 3.02(e), the first two sentences of Section 3.03(a), Section 3.09(b), and Section 3.23), without regard to materiality or Company Material Adverse Effect qualifiers contained within such representations and warranties, shall be true and correct except for any failure of such representations and warranties to be true and correct that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect; (ii) the representations and warranties of the Company set forth in Section 3.02(a), Section 3.02(b), Section 3.02(d), Section 3.02(e) and the second sentence of Section 3.23 shall be true and correct in all material respects; and (iii) the representations and warranties of the Company set forth in the first sentence of Section 3.01(a), the first sentence of Section 3.01(b), the first two sentences of Section 3.03(a), Section 3.09(b) and the first sentence of Section 3.23 shall be true and correct in all respects; in the case of each of clause (i), (ii) and (iii), as of the date of the Closing as though made on and as of such date (except to the extent expressly made as of a specific date, in which case as of such specific date);

(b) the Company shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it;

(c) since the date of this Agreement, there have not been any changes, circumstances, events or effects that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect; and

(d) Parent shall have received a certificate signed on behalf of the Company by an executive officer of the Company as to the satisfaction of the conditions in clauses (a), (b) and (c) of this Section 6.02.

Section 6.03 Conditions to Obligations of the Company. The obligations of the Company to effect the Merger shall be further subject to the satisfaction (or, to the extent permitted by Law, waiver by the Company) at or prior to the Effective Time of each of the following conditions:

(a) each of the representations and warranties of Parent and Sub contained in this Agreement shall be true and correct, except for any failure of such representations and warranties to be true and correct that would not, individually or in the aggregate, reasonably be expected to prevent or have a material adverse effect on the ability of Parent or Sub to consummate the Transactions; in each case, as of the date of the Closing as though made on and as of such date (except to the extent expressly made as of a specific date, in which case as of such specific date);

(b) each of Parent and Merger Sub shall have performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it; and

(c) the Company shall have received a certificate signed on behalf of Parent by an executive officer of Parent as to the satisfaction of the conditions in clauses (a) and (b) of this Section 6.03.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

Section 7.01 Termination. This Agreement may be terminated at any time prior to the Effective Time, as follows:

(a) by mutual written consent of Parent and the Company;

(b) by either the Company or Parent, if the Effective Time shall not have occurred on or before June 11, 2014 (such date, the “Outside Date”); provided, however, that if all of the conditions set forth in Article VI other than the condition set forth in Section 6.01(b) shall have been satisfied or shall be reasonably capable of being satisfied at such time, the Outside Date may be extended by either the Company or Parent from time to time by written notice to the other party up to a date not beyond August 7, 2014 but in no event to a date less than five (5) Business Days after the date of such written notice, and such date shall thereafter be deemed to be the Outside Date;

(c) by either the Company or Parent, if the Requisite Stockholder Approval shall not have been obtained at the Company Meeting or at any adjournment or postponement thereof, in each case, at which a vote on such adoption was taken;

(d) by either the Company or Parent, if any Governmental Entity of competent jurisdiction shall have issued, enacted, entered, promulgated or enforced any Law permanently enjoining, restraining or prohibiting the Merger, and such Law shall have become final and non-appealable; provided, that the right to terminate this Agreement under this Section 7.01(d) shall not be available to any party that has failed to use its reasonable best efforts to contest, resolve or lift, as applicable, such Law in accordance with Section 5.05.

(e) by Parent prior to the Company Meeting (or any adjournment or postponement thereof) at which a vote on the adoption of the Agreement is taken, if (i) the Company’s board of directors (or any committee thereof) shall have failed to include the Company Recommendation in the Proxy Statement or shall have otherwise effected a Change of Company Recommendation, (ii) the Company shall have failed to recommend against any Competing Proposal subject to Regulation 14D under the Exchange Act in any solicitation or recommendation statement made on Schedule 14D-9 within ten (10) Business Days after the commencement of such Competing Proposal or (iii) the Company’s board of directors (or any committee thereof) shall have failed to unconditionally reaffirm the Company Recommendation (publicly, if so requested by Parent) within ten (10) Business Days after Parent delivers to the Company a written request to do so after a Competing Proposal shall have been publicly disclosed or shall have become publicly known;

(f) by the Company, if, following compliance with Section 5.03(e), (i) the Company’s board of directors shall have authorized the Company to enter into a definitive acquisition agreement with respect to a Superior Proposal, (ii) the Company shall have paid the Company Termination Fee to Parent in accordance with Section 7.02(b) and (iii) immediately following the termination of this Agreement in accordance with this Section 7.01(f), the Company shall enter into such definitive acquisition agreement with respect to such Superior Proposal;

(g) by Parent, if: (i) (A) there is an inaccuracy in the Company’s representations or warranties contained in this Agreement or (B) the Company has failed to perform its covenants or other agreements contained in this Agreement, in either case such that the conditions set forth in Section 6.02(a) or Section 6.02(b) would not be satisfied; (ii) Parent shall have delivered to the Company written notice of such inaccuracy or failure to perform; and (iii) either such inaccuracy or failure to perform is not capable of cure prior to the Outside Date or at least thirty (30) days shall have elapsed since the date of delivery of such written notice to the Company (or if less than thirty (30) days, the number of days since the date of delivery of such written notice to the Company and the Business Day prior to the Outside Date shall have elapsed) and such inaccuracy or failure to perform shall not have been cured; provided, however, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 7.01(g) if the inaccuracy of the representations or warranties of Parent or Sub contained in this Agreement or Parent’s or Sub’s failure to perform its covenants or other agreements contained in this Agreement is such that a condition contained in Section 6.03(a) or Section 6.03(b) would not be satisfied; or

(h) by the Company, if (i)(A) there is an inaccuracy in Parent’s or Sub’s representations or warranties contained in this Agreement or (B) Parent or Sub fails to perform its covenants or other agreements contained in this Agreement, in either case such that the conditions set forth in Section 6.03(a) or Section 6.03(b) would not be satisfied; (ii) the Company shall have delivered to Parent written notice of such inaccuracy or failure to perform; and (iii) either such inaccuracy or failure to perform is not capable of cure prior to the Outside Date or at least thirty (30) days shall have elapsed since the date of delivery of such written notice to Parent (or if less than thirty (30) days, the number of days since the date of delivery of such written notice to Parent and the Business Day prior to the Outside Date shall have elapsed) and such inaccuracy or failure to perform shall not have been cured; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.01(h) if the inaccuracy of the representations or warranties of the Company contained in this Agreement or the Company’s failure to perform its covenants or other agreements contained in this Agreement is such that a condition contained in Section 6.02(a) or Section 6.02(b) would not be satisfied.

Section 7.02 Effect of Termination.

(a) In the event of termination of this Agreement by either the Company or Parent in accordance with Section 7.01, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent, Sub or the Company or their respective affiliates, officers, directors or other representatives, in either case, except (i) with respect to, the second sentence of Section 5.04, Section 5.06(d), Section 5.11, this Section 7.02 and Article VIII, which provisions shall survive such termination and (ii) nothing herein shall relieve any person from any liability with respect to any liabilities or damages incurred or suffered by another party as a result of such person’s fraud or the willful and material breach of any representations, warranties, covenants or agreements set forth in this Agreement.

(b) In the event that this Agreement is terminated:

(i) by (A) Parent pursuant to Section 7.01(e) or (B) the Company pursuant to Section 7.01(f), then the Company shall pay to Parent or its designee by wire transfer of immediately available funds to a bank account designated by Parent, within two (2) Business Days following the date of such termination by Parent pursuant to clause (A), or prior to or concurrently with such termination by the Company pursuant to clause (B), the Company Termination Fee; or

(ii) (A) by either Parent or the Company pursuant to Section 7.01(b) or Section 7.01(c), (B) prior to receipt of the Requisite Stockholder Approval a Competing Proposal shall have been publicly disclosed or shall have become publicly known and not withdrawn, and (C) within twelve (12) months after the termination of this Agreement, the Company shall have consummated a Competing Proposal or entered into a definitive agreement with respect to any Competing Proposal that is subsequently consummated (which Competing Proposal may be the same as or different from the Competing Proposal referred to in the immediately preceding clause (B)), then the Company shall pay to Parent or its designee by wire transfer of immediately available funds to a bank account designated by Parent, within two (2) Business Days after the consummation of any such Competing Proposal the Company Termination Fee; provided, that for purposes of this Section 7.02(b)(ii), the term “Competing Proposal” shall have the meaning assigned to such term, except that all references to “20%” therein shall be changed to “40%” and all references to “80%” therein shall be changed to “60%”.

(c) Each of the Company, Parent and Sub acknowledges that (i) the agreements contained in this Section 7.02 are an integral part of the Transactions, (ii) without these agreements, Parent, Sub and the Company would not enter into this Agreement and (iii) the Company Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that is intended to compensate Parent and Sub in the circumstances in which such Company Termination Fee is payable. In no event shall the Company be required to pay to Parent more than one Company Termination Fee pursuant to Section 7.02(b). In the event that Parent receives full payment of the Company Termination Fee pursuant to Section 7.02(b) under circumstances where a Company Termination Fee was payable, the receipt of the Company Termination Fee shall be the sole and exclusive monetary remedy for any and all losses or damages suffered or incurred by Parent, Sub, any of their respective affiliates or any other person in connection with this Agreement (and the termination of this Agreement), the Merger and the Transactions (and the abandonment thereof) or any matter forming the basis for such termination. If the Company fails to pay the Company Termination Fee when due and, in order to obtain such payment, Parent commences a Proceeding that results in a judgment against the Company or the payment of the Company Termination Fee the Company shall pay to Parent its costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection therewith, together with interest on the amount of such judgment or payment, from the date of the termination of this Agreement that triggered the obligation to pay such Company Termination Fee until the date of payment at the prime rate of Citibank N.A. in effect on the date of such termination.

Section 7.03 Amendment. Subject to Section 5.08(e), this Agreement may be amended by the Company, Parent and Sub by action taken by or on behalf of their respective boards of directors at any time prior to the Effective Time; provided, however, that, after the receipt of the Requisite Stockholder Approval, no amendment may be made which, by Law or in accordance with the rules of any relevant stock exchange, requires approval by the holders of Shares without obtaining such approval. This Agreement may not be amended except by an instrument in writing signed by each of the parties.

Section 7.04 Waiver. At any time prior to the Effective Time, Parent and Sub, on the one hand, and the Company, on the other hand, may (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach or inaccuracy of the representations and warranties of the other contained in this Agreement or in any document delivered pursuant hereto and (c) waive compliance by the other with any of the covenants or conditions contained in this Agreement; provided, however, that after the receipt of the Requisite Stockholder Approval, there may not be any extension or waiver of this Agreement that decreases the Merger Consideration or that adversely affects the rights of the holders of Shares hereunder without the approval of the holders of Shares at a duly convened meeting of the holders of Shares called to obtain approval of such extension or waiver. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

ARTICLE VIII

GENERAL PROVISIONS

Section 8.01 Non-Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. Except for any covenant or agreement that by its terms contemplates performance after the Effective Time, none of the covenants and agreements of the parties contained this Agreement shall survive the Effective Time.

Section 8.02 Notices. All notices or other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given (a) when delivered or sent if delivered in person or sent by facsimile transmission or e-mail (provided that telephonic confirmation of facsimile or e-mail transmission is obtained), (b) on the fifth (5th) Business Day after dispatch by registered or certified mail or (c) on the next Business Day if transmitted by national overnight courier, in each case as follows (or at such other address for a party as shall be specified by like notice):

If to Parent or Sub:

Suntory Holdings Limited

2-3-3 Daiba, Minato-ku

Tokyo 135-8631, Japan

Telephone: +81-3-5579-1136

Fax: +81-3-5579-1754

Attention:	Akira Haraguchi
Head of Legal Department

with a copy to (for information purposes only):

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

Telephone: (212) 225-2000

Fax: (212) 225-3999

Attention:	Paul J. Shim (pshim@cgsh.com)
Benet O’Reilly (boreilly@cgsh.com)

If to the Company:

Beam Inc.

510 Lake Cook Road

Deerfield, Illinois 60015

Telephone: (847) 948-8888

Fax: (847) 948-8610

Attention:	President

with copies to (for information purposes only):

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

Telephone: (312) 853-7000

Fax: (312) 853-7036

Attention:	Thomas A. Cole (tcole@sidley.com)
Beth E. Flaming (bflaming@sidley.com)
Frederick C. Lowinger (flowinger@sidley.com)

Section 8.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

Section 8.04 Entire Agreement. This Agreement (together with the Annexes, Exhibits, Company Disclosure Letter and the other documents delivered pursuant hereto) and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter of this Agreement.

Section 8.05 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned or transferred, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties. Any assignment or transfer in violation of the preceding sentence shall be void.

Section 8.06 Parties in Interest. Except for (a) Article II, which shall, only after the Effective Time, be for the benefit of any person entitled to payment thereunder and (b) Section 5.08, which shall, only after the Effective Time, be for the benefit of each Indemnified Party, such Indemnified Party’s heirs, executors or administrators, Parent, Sub and the Company hereby agree that their respective representations, warranties, covenants and agreements set forth in this Agreement are solely for the benefit of the other parties hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations, warranties, covenants and agreements set forth in this Agreement; provided, that the persons named in clauses (a) and (b) of this sentence shall be entitled to enforce their rights under this Agreement. The parties hereto further agree that the rights of third-party beneficiaries under clauses (a) and (b) above shall not arise, and such persons shall not be third-party beneficiaries of the provisions set forth in clauses (a) and (b) above, unless and until the Effective Time occurs. The representations and warranties in this

Agreement are the product of negotiations among the parties and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties may be subject to waiver by the parties in accordance with Section 7.04 without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties of risks associated with particular matters regardless of the knowledge of any of the parties. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.07 Mutual Drafting; Interpretation; Headings. Each party hereto has participated in the drafting of this Agreement, which each party acknowledges is the result of extensive negotiations between the parties. If an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision. For purposes of this Agreement, unless the context otherwise requires: (a) the singular number shall include the plural, and vice versa; (b) the masculine gender shall include the feminine and neuter genders; (c) the feminine gender shall include the masculine and neuter genders; and (d) the neuter gender shall include masculine and feminine genders. As used in this Agreement, the words “include” and “including,” and words of similar meaning, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.” Except as otherwise indicated, all references in this Agreement to “Sections,” “Annexes” and “Exhibits” are intended to refer to Sections of this Agreement and the Annexes and Exhibits to this Agreement. All references in this Agreement to “$” are intended to refer to U.S. dollars. The term “or” shall not be deemed to be exclusive. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. In this Agreement, references to “as of the date of this Agreement”, “as of the date hereof” or words of similar import shall be deemed to mean “as of immediately prior to the execution and delivery of this Agreement.” The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Any reference in this Agreement to a date or time shall be deemed to be such date or time in Chicago, Illinois, unless otherwise specified. Where a reference in this Agreement is made to any Contract (including this Agreement) or Law, such references are to, except as the context may otherwise require, the Contract or Law as amended, modified, supplemented, restated or replaced from time to time (in the case of a Contract, to the extent permitted by the terms thereof) and in the case of any Law, the rules and regulations promulgated thereunder.

Section 8.08 Governing Law; Consent to Jurisdiction; Waiver of Trial by Jury.

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, without giving effect to the principles of conflicts of Law thereof.

(b) Each of the parties irrevocably agrees that any legal Proceeding arising out of or relating to this Agreement or the Transactions brought by any other party or its successors or assigns shall be brought and determined in the Delaware Court of Chancery in New Castle County and any state appellate court therefrom (or, if the Delaware Court of Chancery declines to accept jurisdiction over any matter, any other Delaware state or federal court), and each of the parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such Proceeding arising out of or relating to this Agreement or the Transactions. Each of the parties agrees not to commence any such Proceeding except as and in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described in this Agreement. Each of the parties further agrees that notice delivered as provided in this Agreement shall constitute sufficient service of process for purposes of any legal Proceeding brought by any party or its affiliates or successors or assigns, and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding arising out of or relating to this Agreement or the Transactions, (i) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described in this Agreement for any reason (other than a failure to serve process as described in the immediately preceding sentence), (ii) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) that (A) the Proceeding in any such court is brought in an inconvenient forum, (B) the venue of such Proceeding is improper or (C) this Agreement, or the subject matter of this Agreement, may not be enforced in or by such courts. Parent further agrees that service of any process, summons, notice or document on Parent’s agent for service in the United States as designated by Parent shall be deemed to be effective service of process in the courts described in the first sentence of this Section 8.08 for any legal Proceeding brought by the Company against Parent in such courts arising out of or relating to this Agreement or the Transactions.

(c) EACH OF THE PARTIES AGREES THAT A FINAL JUDGMENT IN ANY PROCEEDING SHALL BE CONCLUSIVE AND MAY BE ENFORCED IN OTHER JURISDICTIONS BY SUIT ON THE JUDGMENT OR IN ANY OTHER MANNER PROVIDED BY LAW. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY PROCEEDING DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY SUCH PROCEEDING, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THE FOREGOING WAIVER, (III) IT MAKES THE FOREGOING WAIVER VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.08(c).

Section 8.09 Counterparts. This Agreement may be executed in two or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 8.10 Specific Performance.

(a) The parties agree that irreparable damage for which money damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, this being in addition to any other remedy to which they are entitled at law or in equity.

(b) Each of the parties agrees that, (i) the seeking of remedies pursuant to this Section 8.10 shall not in any way constitute a waiver by any party seeking such remedies of its right to seek any other form of relief that may be available to it under this Agreement, including under Section 7.02, in the event that this Agreement has been terminated or in the event that the remedies provided for in this Section 8.10 are not available or otherwise are not granted, (ii) nothing set forth in this Agreement shall require a party to institute any Proceeding for (or limit a party’s right to institute any Proceeding for) specific performance under this Section 8.10 prior, or as a condition, to exercising any termination right under Article VII (and pursuing damages after such termination), nor shall the commencement of any Proceeding seeking remedies pursuant to this Section 8.10 or anything set forth in this Section 8.10 restrict or limit a party’s right to terminate this Agreement in accordance with the terms of Article VII or pursue any other remedies under this Agreement that may be available then or thereafter and (iii) no party shall require the other to post any bond or other security as a condition to institute any Proceeding for specific performance under this Section 8.10. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that (i) the other party has an adequate remedy at law or (ii) an award of specific performance is not an appropriate remedy for any reason at law or equity.

*   *   *   *   *   *   *   *

IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

SUNTORY HOLDINGS LIMITED

By:	/s/ Kozo Chiji
Name:	Kozo Chiji
Title:	Managing Executive Officer Chief Operating Officer Finance & Accounting Division

SUS MERGER SUB LIMITED

By:	/s/ Kozo Chiji
Name:	Kozo Chiji
Title:	President

BEAM INC.

By:	/s/ Matthew J. Shattock
Name:	Matthew J. Shattock
Title:	President and Chief Executive Officer

Annex I

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms no less favorable to the Company in the aggregate in the good faith judgment of the Company than those contained in the Confidentiality Agreement; provided, however, that such confidentiality agreement (i) must contain a “standstill” or similar provision or otherwise prohibit the making or amendment of any Competing Proposal, except that such provisions may include an exception solely to allow the other party to the agreement to (x) make a confidential Competing Proposal to the Company’s board of directors or (y) make confidential requests to the Company for amendments, waivers or consents under, or agreements not to enforce, such “standstill”, similar provision or other provision that prohibits the making of a Competing Proposal and (ii) shall not prohibit compliance by the Company or any Company Subsidiary with any of the provisions of Section 5.03.

“affiliate” means, with respect to any person, any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, the first-mentioned person. For purposes of this definition, “control” (including with correlative meanings, the terms “controlled by” and “under common control with”), shall mean, with respect to any person, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by Contract or otherwise.

“Aggregate Common Stock Consideration” means the product of the Merger Consideration and the number of Shares issued and outstanding immediately prior to the Effective Time (other than Shares to be cancelled in accordance with Section 2.01(a)(ii) and other than Dissenting Shares).

“Aggregate Merger Consideration” means the sum of the Aggregate Common Stock Consideration, the aggregate Option Payments, the aggregate RSU Payments, the aggregate DSU Payments and the aggregate Performance Award Payments.

“Alcoholic Beverage Authorities” means the United States Alcohol and Tobacco Tax and Trade Bureau of the United States Department of the Treasury, as well as the applicable Governmental Entities that regulate the production, sale or distribution of alcoholic beverage products.

“Antitrust Division” means the Antitrust Division of the Department of Justice.

“Business Day” means any day, other than a Saturday or Sunday or a day on which banks are required or authorized by Law to close in New York, New York or Tokyo, Japan.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Material Adverse Effect” means any change, circumstance, event or effect (each an “Effect”) that has, or would reasonably be expected to have, individually or in the aggregate together with all other Effects, a material adverse effect on the business, financial condition, assets, liabilities or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that no Effect to the extent arising out of or resulting from the following shall constitute or be taken into account in determining whether there has been, a “Company Material Adverse Effect”: (a) the entry into or the announcement or pendency of this Agreement or the Transactions (provided that the exception set forth in this clause (a) shall not apply to the term “Company Material Adverse Effect” as used in, or as used in Section 6.02(a) with respect to, Section 3.04 and the first sentence of Section 3.12(e)), in each case, including (i) by reason of the identity of, or any facts or circumstances relating to, Parent, Sub or any of their respective affiliates, (ii) by reason of any communication by Parent or any of its affiliates regarding the plans or intentions of Parent with respect to the conduct of the business of the Company and the Company Subsidiaries following the Effective Time and (iii) the impact of any of the foregoing on any relationships with customers, suppliers, vendors, business partners, employees or regulators; (b) any Effect generally affecting the economy or the financial, credit or securities markets in the United States or elsewhere in the world (including interest rates and exchange rates) or any Effect generally affecting any business or industries in which the Company or any of the Company Subsidiaries operates; (c) the suspension of trading in securities generally on the NYSE; (d) any development or change in applicable Law, GAAP or applicable accounting standards or the interpretation of any of the foregoing; (e) any action taken by the Company or any of the Company Subsidiaries that is required by this Agreement or with Parent’s written consent or at Parent’s written request or the failure by the Company or any of the Company Subsidiaries to take any action that is prohibited by this Agreement (other than any action taken or the failure to take any action by the Company or any Company Subsidiary in order to comply with Section 5.01); (f) the commencement, occurrence, continuation or escalation of any armed hostilities or acts of war (whether or not declared) or terrorism; (g) any actions or claims made or brought by any of the current or former stockholders of the Company (or on their behalf or on behalf of the Company, but in any event only in their capacities as current or former stockholders) arising out of any allegations of a breach of fiduciary duty or other applicable Law by the Company or the Company’s board of directors relating to this Agreement or any of the Transactions (but not the facts or circumstances underlying such action or claim to the extent such facts or circumstances do not fall within any of the exceptions provided by clauses (a) through (h)); (h) the existence, occurrence or continuation of any weather-related events, any earthquakes, floods, hurricanes, tropical storms, fires or other natural disasters or any national, international or regional calamity; or (i) any changes in the market price or trading volume of the Shares, any changes in the ratings or the ratings outlook for the Company or any of the Company Subsidiaries by any applicable rating agency, any changes in any analyst’s recommendations or ratings with respect to the Company or any of the Company Subsidiaries or any failure of the Company to meet any internal or external projections, budgets, guidance, forecasts or estimates of revenues, earnings or other performance metrics for any period ending on or after the date of this Agreement (it being understood that the exceptions in this clause (i) shall not prevent or otherwise affect the underlying cause of any such change or failure referred to therein (to the extent not otherwise falling within any of the exceptions provided by clauses (a) through (h)) from being taken into account); provided, that with respect to clauses (b), (d), (f) and (h), such Effects shall be taken into account to the extent they affect the Company and the Company Subsidiaries, taken as a whole, in a manner that is disproportionate in any material respect as compared to the manner in which such Effects affect other companies operating in the same industries in which the Company and the Company Subsidiaries operate.

“Company Recommendation” means the recommendation of the Company’s board of directors that the stockholders of the Company adopt this Agreement.

“Company Stock Plans” means the Fortune Brands, Inc. 2011 Long-Term Incentive Plan, the Fortune Brands, Inc. 2007 Long-Term Incentive Plan, the Fortune Brands, Inc. 2003 Long-Term Incentive Plan, the Fortune Brands, Inc. 1999 Long-Term Incentive Plan, the Fortune Brands, Inc. 2010 Non-Employee Director Stock Plan and the Fortune Brands, Inc. 2002 Non-Employee Director Stock Option Plan.

“Company Stock Purchase Plan” means the Company’s 2012 Employee Stock Purchase Plan.

“Company Subsidiaries” means (a) the Subsidiaries of the Company, (b) with respect to Section 3.01, Section 3.02(d), Section 3.02(e), Section 3.04, Section 3.05, Section 3.06 and Section 3.11, the Subsidiaries of the Company and the Joint Ventures (provided that to the extent the representations and warranties set forth in Section 3.05, Section 3.06 and Section 3.11 are made with respect to the Joint Ventures, such representations and warranties shall only be deemed to be made as to the knowledge of the Company) and (c) with respect to Section 5.01, the Subsidiaries of the Company and the Joint Ventures, but, in the case of the Joint Ventures, only to the extent the Company has the power or authority to cause the Joint Venture to take any action that is required to be taken or that is prohibited by Section 5.01.

“Company Termination Fee” means an amount in cash equal to (a) $275,000,000, if the Company terminates this Agreement in accordance with Section 7.01(f) prior to 5:00 p.m. U.S. Central time on February 26, 2014 or (b) $425,000,000, if the Company Termination Fee becomes payable under any circumstances not described in clause (a) of this definition.

“Competing Proposal” means, other than the Transactions, any bona fide proposal or offer from any person (other than Parent, Sub or any of their respective affiliates) relating to (a) the direct or indirect acquisition, lease or license (whether by merger, consolidation, equity investment, joint venture, recapitalization, reorganization or otherwise) by any person of more than twenty percent (20%) of the consolidated assets of the Company and the Company Subsidiaries, taken as a whole, (b) a merger, consolidation, equity investment, joint venture, recapitalization, reorganization, dissolution, liquidation or other transaction that results in the stockholders of the Company immediately preceding such transaction holding less than eighty percent (80%) of the equity interests of the surviving or resulting entity of such transaction or (c) any combination of the foregoing, whether in a single transaction or a series of related transactions.

“Confidentiality Agreement” means the letter regarding confidentiality between the Company and Parent dated December 15, 2013.

“Contract” means any legally binding agreement, contract, lease (whether for real or personal property), power of attorney, note, bond, mortgage, indenture, deed of trust, loan, evidence of Indebtedness, letter of credit, settlement agreement, franchise agreement, covenant not to compete, employment agreement, license or other legal commitment (other than any purchase or sale order entered into in the ordinary course of business) to which a person is a party or bound or to which the properties or assets of such person are subject.

“Copyrights” means all registered and unregistered United States and non-United States copyrights, moral rights (or equivalents thereof, such as rights of integrity or attribution), rights in databases, rights in software and mask work rights (as defined in 17 U.S.C. §901 or equivalent non-U.S. laws) and registrations and applications for the foregoing.

“Environmental Laws” means all Laws that (a) regulate or relate to the protection or clean up of the environment, occupational safety and health in respect of exposure to Hazardous Substances, or the use, treatment, storage, transportation, handling, exposure to, disposal or release of Hazardous Substances or (b) impose liability (including for enforcement, investigatory costs, cleanup, removal or response costs, natural resource damages, contribution, injunctive relief, personal injury or property damage) or standards of care with respect to any of the foregoing.

“Environmental Permits” means any Permit required under any applicable Environmental Law.

“ERISA Affiliate” means any entity that, together with another entity, would be treated as a single employer under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FTC” means the Federal Trade Commission.

“GAAP” means generally accepted accounting principles as applied in the United States.

“Governmental Entity” means any national, federal, state, county, municipal or local government, or other governmental, quasi-governmental or regulatory body or political subdivision thereof, and any person exercising executive, legislative, judicial, regulatory, taxing or other functions of or pertaining to government, including any Alcoholic Beverage Authority.

“Hazardous Substances” means any toxic, reactive, corrosive, ignitable or flammable chemical, or chemical compound, or hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation or for which liability or standards of care are imposed under any Environmental Law, including petroleum (including crude oil or any fraction thereof), asbestos, radioactive materials and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Indebtedness” means all (a) indebtedness of the Company or any of the Company Subsidiaries for borrowed money (including the aggregate principal amount thereof and the aggregate amount of any accrued but unpaid interest thereon, accrued and unpaid premiums, penalties and breakage or other fees and related expenses), other than indebtedness for borrowed money between the Company and any of the wholly-owned Company Subsidiaries or between the wholly-owned Company Subsidiaries; (b) obligations of the Company or any of the Company Subsidiaries evidenced by bonds, notes, debentures, letters of credit or similar instruments; (c) obligations of the Company or any of the Company Subsidiaries under capitalized leases; (d) obligations in respect of interest rate and currency obligation swaps, hedges or similar arrangements (other than foreign exchange hedges entered into with respect to non-monetary assets or liabilities reflected on the consolidated balance sheet of the Company and the Company Subsidiaries); (e) indebtedness for the deferred purchase price of property or services (other than trade payables incurred in the ordinary course of business), including any “earnout” or similar payments; (f) guarantees securing any Indebtedness of another person (other than guarantees by the Company of Indebtedness of any wholly-owned Company Subsidiary and guarantees by any of the Company Subsidiaries of Indebtedness of the Company or any other wholly-owned Company Subsidiary) and (g) obligations of the Company or any of the wholly-owned Company Subsidiaries to guarantee any of the foregoing types of payment obligations on behalf of any person other than the Company or any of the wholly-owned Company Subsidiaries.

“Insurance Policies” means all material insurance policies and arrangements held, as of the date of this Agreement, by or for the benefit of the Company, any Company Subsidiary, or the business, assets or properties owned, leased or operated by the Company or any Company Subsidiary or the officers, directors or employees of the Company or any Company Subsidiary (in their capacities as such) and as to which premiums are paid by the Company or any Company Subsidiary, in each case, other than pursuant to the Company Benefit Plans.

“Joint Ventures” means those certain 50% owned joined ventures with The Edrington Group.

“knowledge” means, (a) with respect to the Company, the actual (but not constructive or imputed) knowledge of the individuals listed in Section 1.1 of the Company Disclosure Letter (without independent investigation), and (b) with respect to Parent, the actual (but not constructive or imputed) knowledge of Kozo Chiji and Akira Haraguchi (without independent investigation).

“Law” means any federal, state, local, foreign or other law, statute, code, directive, ordinance, rule, regulation, order, judgment, writ, stipulation, award, injunction or decree (including any of the foregoing applicable to the production, sale or distribution of alcoholic beverage products, including “dram shop” laws, safety laws and other similar regulations).

“Lien” means any lien, mortgage, pledge, conditional or installment sale agreement, encumbrance, covenant, restriction, option, right of first refusal, right of first offer, easement, security interest, deed of trust, right-of-way, title defect, encroachment, community property interest or other claim or restriction of any nature, whether voluntarily incurred or arising by operation of Law.

“made available” to Parent and words of similar import means that the information or document (a) has been actually delivered to Parent or its advisors, counsel or other representatives, (b) has been posted to the electronic data site maintained by the Company in connection with the Transactions or (c) has been publicly filed by the Company with the SEC, or incorporated by reference into any public filing with the SEC made by the Company, since January 1, 2011.

“NYSE” means the New York Stock Exchange.

“Patents” means all registered and unregistered United States and non-United States patents, provisional patent applications, patent applications, utility models, patent disclosures, invention disclosures, industrial designs, and all continuations, continuations-in-part, divisions, reissues, re-examinations, renewals, and extensions thereof, and any counterparts claiming priority therefrom, and all inventions (whether or not patentable or reduced to practice) and improvements thereto.

“Payroll Agent” means Ceridian Corporation and each other person performing payroll or other similar services to the Company or any Company Subsidiary outside of the United States.

“Permitted Liens” means (a) statutory Liens for Taxes, assessments or other charges by Governmental Entities not yet due and payable or the amount or validity of which is being contested in good faith and for which appropriate reserves have been established in accordance with GAAP, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlord’s and similar Liens granted or that arise in the ordinary course of business, (c) Liens securing Indebtedness or liabilities that are reflected in the Company SEC Documents filed on or prior to the date of this Agreement or that the Company or any Company Subsidiary is permitted to incur under Section 5.01, (d) easements whether or not shown by the public records, overlaps, encroachments and any matters not of record that would be disclosed by an accurate survey or a personal inspection of the property, (e) title to any portion of the premises lying within the right of way or boundary of any public road or private road, (f) rights of parties in possession arising under applicable Law and (g) Liens imposed or promulgated by Law with respect to real property and improvements, including zoning regulations that, in the case of clauses (d), (e), (f) and (g), individually or in the aggregate, do not materially interfere with the current use of the subject real property.

“person” means an individual, corporation, partnership, limited partnership, limited liability partnership, limited liability company, joint venture, association, trust, unincorporated organization, Governmental Entity or other entity (including any person as defined in Section 13(d)(3) of the Exchange Act).

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Solvent” means, when used with respect to a person, that, as of any date of determination, (a) the amount of the “present fair saleable value” of the assets of such person exceeds the amount that will be required to pay such person’s probable liability on its existing “debts” as they mature; (b) the assets of such person at a “fair valuation” exceed its “debts” (including contingent liabilities); (c) to the extent that such person is the Surviving Corporation, the excess of the “fair value” of the assets of such person over its “liabilities” (including contingent and other liabilities) exceed such person’s capital, (d) such person will not have an unreasonably small amount of assets or capital for the operation of the businesses in which it is engaged or intends to engage, and (e) such person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, (x) the quoted terms shall be defined as generally determined in accordance with applicable Laws governing determination of the insolvency of debtors and (y) “not have an unreasonably small amount of assets or capital for the operation of the businesses in which it is engaged or intends to engage” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such person will be able to generate enough cash from operations, asset dispositions or refinancing, or a combination thereof, to meet its obligations (including contingent and other liabilities) as they become due in the ordinary course.

“Subsidiary” of any person means another person, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is owned or controlled directly or indirectly by such first person or by one or more of its Subsidiaries or, if there are no such securities or ownership interests, at least a majority of the equity interests of which is owned or controlled directly or indirectly by such first person or by one or more of its Subsidiaries.

“Superior Proposal” means a Competing Proposal (with all references to “20%” in the definition of Competing Proposal increased to “75%” and all references to “80%” therein reduced to “50%”) made by any person that the Company’s board of directors determines in good faith, after consultation with the Company’s outside financial advisors and outside legal counsel, and considering the terms and conditions of such Competing Proposal (including (i) the legal, financial and regulatory aspects of such Competing Proposal, (ii) the identity of the person making such Competing Proposal and (iii) any termination fees, expense reimbursement provisions and the potential time delays and other risks to consummation associated with such Competing Proposal) and such other factors as the board of directors of the Company considers to be appropriate, is more favorable from a financial point of view to the Company and its stockholders than the Transactions.

“Tax” and “Taxes” means any federal, state, local or foreign net income, gross income, gross receipts, windfall profit, severance, property, production, sales, use, license, excise, stamp, franchise, employment, payroll, withholding, social security (or similar, including FICA), alternative or add-on minimum or any other tax, custom, duty, governmental fee or other like assessment or charge, together with any interest or penalty, addition to tax or additional amount imposed by any Governmental Entity.

“Tax Return” means any return, report or similar statement filed or required to be filed with respect to any Tax including any information return, claim for refund, amended return or declaration of estimated Tax.

“Trademarks” means all registered and unregistered United States, state and non-United States trademarks, service marks, trade names, corporate names, trade dress, designs, logos, slogans and all other designations of origin and general intangibles of like nature, and all registrations and applications to register the foregoing.

“Trade Secrets” means trade secrets and confidential ideas, know-how, concepts, methods, processes, formulae, recipes, technology, algorithms, models, reports, data, customer lists, supplier lists, mailing lists, business plans and other proprietary information, all of which derive value, monetary or otherwise, from being maintained in confidence.

“Transfer Taxes” means all sales, use, value added, documentary, stamp duty, gross receipts, registration, transfer, transfer gain, conveyance, excise, recording, license and other similar taxes and fees, including any interest, penalties, additions to tax or additional amounts in respect of the foregoing.

“Treasury Regulation” means any regulation promulgated under the Code.

Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agreement	Preamble
Antitrust Laws	Section 3.04(b)
Bankruptcy and Equity Exception	Section 3.03(a)
Benefit Protection Period	Section 5.10(a)
Book-Entry Shares	Section 2.01(a)(i)
Certificate	Section 2.01(a)(i)
Certificate of Merger	Section 1.03
Change of Company Recommendation	Section 5.03(d)
Clearance Date	Section 5.13(a)
Closing	Section 1.02
Company	Preamble
Company Benefit Plan	Section 3.12(a)
Company By-laws	Section 3.01(b)
Company Charter	Section 3.01(b)
Company Common Stock	Recitals
Company Disclosure Letter	Article III
Company Employee	Section 5.10(a)
Company Financial Statements	Section 3.06(b)
Company Intellectual Property Rights	Section 3.17(b)
Company Material Contract	Section 3.18(b)
Company Meeting	Section 5.13(b)
Company Options	Section 2.03(a)
Company Permits	Section 3.05(a)
Company Preferred Stock	Section 3.02(a)
Company Representatives	Section 5.03(a)
Company SEC Documents	Section 3.06(a)
Competition Approval	Section 5.05(d)
Credit Agreement	Section 5.12
Debt Commitment Letter	Section 4.07(a)
Debt Financing	Section 4.07(a)
Debt Financing Source	Section 4.07(a)
D&O Insurance	Section 5.08(b)
DGCL	Recitals
Dissenting Shares	Section 2.04
Dissenting Stockholder	Section 2.04
DSU Awards	Section 2.03(c)
DSU Payments	Section 2.03(c)
DSUs	Section 2.03(c)
Effective Time	Section 1.03
ERISA	Section 3.12(a)
Exchange Fund	Section 2.02(a)
Fee Letter	Section 4.07(a)

Financing Uses	Section 4.07(b)
Indemnified Liabilities	Section 5.08(a)
Indemnified Party	Section 5.08(a)
Intellectual Property Rights	Section 3.17(b)
IRS	Section 3.12(b)
Leased Real Property	Section 3.15
Material Customer	Section 3.25
Material Supplier	Section 3.25
Merger	Recitals
Merger Consideration	Recitals
Notice of Change of Recommendation	Section 5.03(e)(ii)
Option Payments	Section 2.03(a)
Outside Date	Section 7.01(b)
Owned Real Property	Section 3.15
Parent	Preamble
Parent Financing	Section 5.06(b)
Paying Agent	Section 2.02(a)
Performance Award	Section 2.03(d)
Performance Award Payments	Section 2.03(d)
Permit	Section 3.05(a)
Proceeding	Section 3.11
Prohibited Changes	Section 5.06(a)
Proxy Statement	Section 3.07
Requisite Stockholder Approval	Section 3.22
RSU	Section 2.03(b)
RSU Award	Section 2.03(b)
RSU Payments	Section 2.03(b)
Sarbanes-Oxley Act	Section 3.06(a)
Shares	Recitals
Specified Date	Section 3.02(a)
Sub	Preamble
Surviving Corporation	Section 1.01
Takeover Statute	Section 3.21
Transactions	Recitals